10/17

06017713

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: QR Sciences Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 30 2006
THOMSON FINANCIAL

FILE NO. 82- 34852

FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DATE: 10/26/06

ANNUAL REPORT 2006

QRSciences
Holdings Limited
and Controlled Entities

QRSciences Holdings Limited
ABN 27 009 259 876

is incorporated in Western Australia

CORPORATE DIRECTORY

This Annual Report covers both QRSciences Holdings Limited as an individual entity and the Consolidated entity comprising QRSciences Pty Limited and its subsidiary QRSciences Co. (USA). The Group's functional presentation currency is AUD ($).

A description of the Group's operations and of its principal activities is included in the Review of Operations and activities on pages 8 to 10. The Review of Operations and Director's report are not part of the Financial report.

DIRECTORS

Mr Kevin Russeth
Mr Simon Bedford
Mr Norman Shanks (Non- Executive)
Mr Joseph Paresi (Non- Executive)
Mr Robert Halverson (Non- Executive)
Mr Raymond Schoer (Non- Executive)

AUDITORS

Moore Stephens
Chartered Accountants
Level 3, 12 St George's Terrace
Perth Western Australia 6000
Telephone: +61 8 9225 5355
Facsimile: +61 8 9225 6181

CHIEF FINANCIAL OFFICER & COMPANY SECRETARY

Mr Darren Bromley

BANKERS

Commonwealth Bank of Australia Limited
150 St George's Terrace
Perth Western Australia 6000

REGISTERED OFFICE

8-10 Hamilton Street
Cannington Western Australia 6107
Telephone: +61 8 9358 5011
Facsimile: +61 8 9358 5022

SOLICITORS

Pullinger Readhead Lucas
Level 2, 50 Kings Park Road
West Perth Western Australia 6005
Telephone: +61 9320 4999
Facsimile: +61 9220 4900

SHARE REGISTRY

Computershare Investor Services Pty Ltd
Level 2, 45 St George's Terrace
Perth Western Australia 6000
Telephone: +61 8 9323 2000
Facsimile: +61 8 93232033

STOCK EXCHANGE

Australian Stock Exchange
Exchange Plaza
2 The Esplanade
Perth Western Australia 6000

WEBSITES

www.qrsholdings.com

www.qrsciences.com

ASX CODE

QRS - Ordinary Shares
QRSNY.PK - U.S. ADR's

LETTER TO SHAREHOLDERS

Dear Shareholder

The 2006 financial year has been one of substantial progress for QRSciences Holdings Limited (QRSciences). Whilst the financial results for FY06 reflect the costs of the ongoing development and commercialisation of the Company's core technologies in explosive, narcotic and weapon detection systems, it has been a year in which QRSciences has made significant strides towards realising the long term commercial potential of these technologies, and we are confident of a much-improved result in FY07.

During the year we completed important strategic initiatives that:

- strengthened our intellectual property (IP) position,
- expanded our product pipeline,
- enhanced our revenue outlook,
- cemented relationships with key strategic partners, and
- added a level of governance and independence to the Board.

Collectively, these leave us poised to realise the substantial opportunities in our target markets, where recent events have amplified the need for the security solutions that our technologies offer.

Specific actions of note since the end of FY06 include:

- Exercise of an option to purchase 14 patent families from BTG International Limited. These are linked to QRSciences' core Quadrupole Resonance (QR) technology and result in the Company owning the world's most comprehensive IP portfolio in the field of QR. This acquisition positions QRSciences to become a toll-both for QR commercialisation efforts in most significant markets around the world.

- Finalisation of a cross license agreement with GE Security, an affiliate of the General Electric Company, covering a suite of patents and patent applications and under which reciprocal royalty entitlements attach. This agreement provides the Company with a new revenue stream through royalty income on sales of the GEShoeScanner product, developed by GE Security and incorporating QRSciences' IP, which is currently being marketed in the North American market.

- Conclusion of a preferred pricing and purchase agreement with Rapiscan Systems, co-developer with QRSciences of the QXR1000 baggage and package screening system. Rapiscan is the leader in the US checkpoint market and, through the QXR1000 product, is offering a quick and efficient upgrade to already deployed X-ray systems. Under the terms of the agreement, Rapiscan will maintain preferred pricing and licensing rights provided it places minimum orders in each of the next four years which in aggregate total approximately $33m.

- Acquisition of the business and key assets of Baxall Australia Pty Limited (Baxall), a direct seller and distributor of surveillance and monitoring equipment, including closed circuit television (CCTV) security cameras, digital video recorders and related components. This acquisition is expected to be finalised in the second half of the 2006 calendar year. Baxall provides QRSciences with an established sales and distribution platform for its products, access to the high growth CCTV market in Australia and is expected to be profitable, with a revenue stream in excess of $10m, in the 2007 financial year.

- Agreed acquisition of up to 27.4% of Spectrum San Diego Incorporated (Spectrum), a US-based company specialising in the design and commercialisation of electronic imaging and instrumentation systems. The investment in Spectrum offers synergistic benefits through the co-location of product development and engineering teams, enhanced sales and marketing impact from a common customer base and potential joint product development from complementary technologies. QRSciences currently owns approximately 20% of Spectrum.

- Creation of a majority non-executive Board, with the appointment since August 2005 of four individuals that bring expertise in the fields of aviation and homeland security, government, international relations and corporate governance. The Board now boasts the requisite blend of skills and experience to independently oversee and accelerate the Company's commercialisation of its core technologies.

We expect FY07 to represent another significant step forward for QRSciences, as the Company's long term potential begins to be reflected in its reported financial results. Revenue is expected to exceed $14m, compared with $2.7m in FY06, and a breakeven run-rate at the EBIT (earnings before interest and tax) level is expected to be attained late in the second half of the year.

Key factors behind the substantial improvement projected over FY06 are:

- The anticipated strong growth in revenue associated with the company's patent-protected QR and Advanced Metal Detection System (AMDS) technologies, including the first commercial sales of the QXR1000, GEShoeScanner and QRWeaponsDetect products.

- The revenue contribution from the Baxall Australia acquisition.

- A reduction in the Company's net R&D outlay and expense, reflecting the Company's success in securing increased external funding from government bodies and strategic partners.

Our strategy continues to be one of partnership through joint ventures, investment and collaboration with customers and channel partners, and complementary acquisition to build critical mass. We remain committed to the progressive realisation of the considerable, and growing, commercial potential of our core underlying technologies, and the accompanying delivery of shareholder value.

The Board of QRSciences would like to thank you for your ongoing support in 2006, and we look forward to sharing with you the further significant progress anticipated in 2007.

Kevin Russeth

Executive Chairman

CORPORATE GOVERNANCE STATEMENT

Board of Directors and Corporate Governance

The Board of QRSciences Holdings Limited is responsible for ensuring the existence of an effective corporate governance environment to safeguard the interests of the Company and its shareholders. This statement outlines the main corporate governance practices that were in place during the year ended 30 June 2006.

Unless disclosed below, all the best practice recommendations of the ASX Corporate Governance Council have been applied for the entire financial year ended 30 June 2006.

Composition of the Board

The Board of Directors consists of a chairman and one Executive Director. The Company does not comply with ASX Corporate Governance Council best practice recommendation 2.2, and 2.4 as the Chairman is not an independent Director and the Board has not established a nomination committee for Board appointments. The Board does not consider that compliance with the recommendations is warranted given the size of the Company and its stage of development however this will be reviewed on an ongoing basis. The Board meets regularly and is responsible for providing strategic direction, identifying significant business risks, approving major investment proposals and acquisitions, establishing goals and monitoring the achievement of these goals.

Name	Role	Non-Executive	Independent
Mr Kevin Russeth	Executive Chairman	No	No
Mr Simon Bedford	Executive Director	No	No
Mr Norman Shanks	Non-Executive Director	Yes	Yes
Mr Joseph Paresi	Non-Executive Director	Yes	Yes
Mr Robert Halverson	Non-Executive Director	Yes	Yes
Mr Raymond Schoer	Non-Executive Director	Yes	Yes

Nomination Committee

The Company has not assigned a Nomination Committee. The full Board is responsible for establishing criteria for Board membership, reviewing Board membership and nominating Directors for appointment to the Board. Candidates are initially appointed by the Board and must stand for election at the next general meeting of shareholders.

Directors are selected on the basis of qualification, skills and experience, and are subject to retirement by rotation in accordance with the Company's constitution.

Independent Professional Advice

Directors have the right to seek independent professional advice at the Company's expense in the furtherance of their duties as Directors. Approval must be obtained from the chairman prior to incurring any such expense on behalf of the Company.

Identifying and Managing Business Risks

The Board regularly monitors the operational and financial performance of the Company and economic entity, and also reviews and (where necessary) receives independent external advice on areas of operational and financial risks. Appropriate risk management strategies are developed to mitigate all identified risks of the business.

Trading Policy

The Company's policy regarding Directors and employees trading in its securities is set by the board. The policy restricts Directors and employees from acting on material information until it has been released to the market and adequate time has been given for this to be reflected in the securities' prices.

Audit Committee

The full Board is responsible for the nomination of the external auditors, and for reviewing the adequacy of existing external audit arrangements, including the scope and quality of the audit.

The Company does not have a formally constituted audit committee as the auditor has full access to the Board and reports to the CFO who informs the Board of Directors each six months on the auditor's findings, prior to the Directors adopting the accounts.

Remuneration

The full Board is responsible for reviewing and approving the remuneration packages, if any, and policies applicable to the Directors and the Executive chairman. This responsibility extends to share option schemes and incentive performance packages.

Executives and staff are also entitled to participate in the employee share and option arrangements.

The amount of remuneration for all Directors and other key management personnel including all monetary and non-monetary components, are detailed in the remuneration report. All remuneration paid to key management personnel is valued at the cost to the Company and expensed. Shares given to key management personnel are valued as the difference between the market price on the date of issue and the amount paid by the key management personnel. Options are valued using the Black-Scholes methodology.

The board has a remuneration structure that will result in the Company attracting and retaining the best people to run the business. As part of this strategy it will also provide Executives with the necessary incentives to work to grow long-term shareholder value. The policy complies with the four key principles of IFSA Guidance Note 02-16.

Ethical Standards

All Directors are expected to act with the utmost integrity and objectivity in the performance of their duties, striving at all times to enhance the reputation and performance of the Company.

THE ROLE OF SHAREHOLDERS

The Board of Directors aims to ensure that the shareholders are informed of all major developments affecting the Company's state of affairs. Information is communicated to shareholders as follows:

- The annual report is distributed to all shareholders. The Board ensures that the annual report includes relevant information about the operations of the Company during the year, changes in the state of affairs of the Company and details of future developments, in addition to the other disclosures required by the Corporations Law.

- Half-year financial statements prepared in accordance with the requirements of Accounting Standards and the Corporations Act 2001 and subject to an audit review are lodged with the Australian Securities and Investments Commission and Australian Stock Exchange Limited.

- Proposed major changes in the Company which may impact on share ownership rights are submitted to a vote of shareholders.

The Board encourages full participation of shareholders at the annual general meeting to ensure a high level of accountability and identification with the Company's strategy and goals. Important issues are presented to the shareholders as resolutions.

The shareholders are responsible for voting on the appointment of Directors.

DIRECTORS REPORT

Your Directors present their report on the Company and its controlled entities for the financial year ended 30 June 2006.

Directors

The names of Directors in office at any time during or since the end of the year are:

Mr Kevin Lee Russeth (Executive Chairman)	
Mr Simon Peter Bedford	
Mr Gary Bruce Pennefather	(Resigned 14 August 2006)
Dr Timothy Rayner	(Appointed 8 July 2005)
	(Resigned 14 August 2006)
Mr Norman Shanks	(Appointed 22 August 2005)
Mr Joseph Paresi	(Appointed 8 September 2005)
Mr Robert Halverson	(Appointed 21 August 2006)
Mr Raymond Schoer	(Appointed 11 September 2006)

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

Company Secretary / Chief Financial Officer

Mr. Darren Bromley was appointed Company Secretary / Chief Financial Officer in June, 2005.

Mr Bromley B.Bus (Fin) M.e-Bus (e-Com) has over 16 years of extensive business experience and has a well rounded and varied background in business finance, accounting and administration.

He has considerable experience in both private and publicly listed companies in the areas of corporate governance, operational and financial management.

Review of Operations and Principal Activities

The Company's focus is on commercialising two patented sensing applications that it has developed. Quadrupole Resonance (QR) is one of those technologies. QR is a substance detection technology that probes a target using radio waves to identify unique atomic characteristics of molecules through a signal response measurement. The process positively identifies the chemical fingerprint that has been targeted. QR can detect a range of explosives and has potential applications in the detection of narcotics, biochemical agents and pharmaceuticals.

There has been no significant change in the nature of the economic entity's principal activities during the period.

Operating Results

The consolidated operating loss of the economic entity after eliminating outside equity interests amounted to $6,789,811 (2005: $6,109,472).

Dividends

The Company has not paid a dividend since incorporation and no provision for dividend has been made in these accounts.

Company Overview

The Company's objectives and an overview of the Company's performance during the reporting period are discussed in the Chairman's report on pages 4 to 5.

Review of Operations

Operating Results for the Period

The operating revenue of the economic entity comprising the Company and controlled entities increased by 18% to $2,666,657. The operating loss after tax and eliminating outside equity interests amounted to $6,789,811 (2005 operating loss after tax $6,109,472).

As at 30 June 2006 the economic entity had borrowings of $Nil.

Shareholder Returns

No dividends were declared or paid during the reporting period, as the retained loss of the Company at the end of the period was $19,219,130.

Investments for Future Performance

The Directors continue to invest considerable time and effort into the Company's direction as outlined in the Directors report.

Review of Financial Condition

Financial Position

The net assets of the economic entity have increased by $200,364 from 30 June 2005 to $31,645,130 in 2006.

During the past four financial years the group has invested considerable funds into the development of the QR technology. The Directors believe the group is in a strong strategic position to enable and grow its current operations.

Cash reserves approximated $2 million, and the Company carried no interest-bearing debt.

In September 2005, QRSciences accepted a $5 million working capital facility from the At Call Equity Fund (ACE Fund) based in Melbourne, Australia. This facility will provide a working capital reserve for QRSciences to assist with business development and product launches both in Australia and overseas. To date, the Company has drawn on $300,000 of this facility. This facility is not reflected in the Balance Sheet as at 30 June 2006.

The carrying value of the Company's Intellectual Property (IP) has increased by $12.6 million to $39.8 million, reflecting the acquisition of a portfolio of complementary patent families from BTG International. Related consideration is payable in cash over an extended timeframe and is payable at the discretion of QRSciences' Board.

The $2.762 million carried on the balance sheet as a current liability relates to discretionary payments required by QRS to maintain its ownership rights over the BTG patent portfolio. The timing and terms of the first payment to BTG for the patent portfolio is subject to a negotiation between BTG and QRS that is occurring presently.

The $9.532 million carried on the balance sheet as a non-current liability relates to discretionary payments required by QRS to maintain its ownership rights over the BTG patent portfolio calculated as a NPV and payable over the next 13 years.

During the year QRSciences acquired a 16.55% interest in Spectrum San Diego Incorporated for $1.8 million, settled through a mixture of cash and shares. After balance date, on 1 September 2006 an additional $66,827 (US D50,000) payment was made.

The Company issued shares equivalent to $0.15 million as part of an initial payment for the intended purchase of 100% of Baxall Australia Pty Ltd. After balance date, the cash component of the initial payment for Baxall, amounting to $0.05 million, was made. More recently, on 5 September 2006 the Company made a further $1 million payment and on 28 September 2006 a $0.5 million payment.

Capital Structure and Treasury Policy

At 30 June 2006 the capital of the Company comprises 323,744,665 fully paid ordinary shares.

Pursuant to resolutions passed by members of the company at General Meetings and resolutions passed by the board of Directors the Company issued the following capital during the year:

	Ordinary Shares	Options	Preference A Shares	Preference A Shares
As at 30 June 2005	216,016,902	43,415,851	23,686,217	23,686,248
Issues of shares	85,641,546	-	-	-
Net Issues / expiry of options	-	(43,415,851)	-	-
Share Buy Back	(1,600,000)	-	-	-
Conversion of Pref A Shares	23,686,217	-	(23,686,217)	-
As at 30 June 2006	323,744,665	-	-	23,686,248

The Company's treasury policies are:

- All borrowings are in Australian currency and, wherever possible, fixed interest rate borrowings for a limited period.
- The Company bought back 1,600,000 shares from a retired Director (Mr WR Orr) in September 2005 for consideration of $160.
- No capital restructuring has taken place during the reporting period.
- There is no material exposure to foreign currencies or exchange risks, and no hedges or derivatives.
- At 30 June 2006, borrowings represented approximately Nil% of the gross assets of the consolidated entity (June 2005: Nil%).
- An increase of 1% in interest rates, on the basis of the net assets and total borrowings of the economic entity at 30 June 2006, would increase operating loss by approximately Nil % (based on the operating loss for the period).

Resources of the Company

The Company does not have any resources or assets (such as brands, trademarks, patents or intangible assets, or special employee skills) which are not reflected in the balance sheet.

Corporate Governance

The Company's corporate governance statement is set out on pages 6 and 7.

Statement of Compliance

In preparing this "Review of Operations and Activities", the Company's Directors have followed the principles set out in the "Guidance Note" on the review of operations and activities, under listing rule 4.10, issued by Australian Stock Exchange Limited on 1 September 1999.

PRELIMINARY FINAL REPORT

The Company's preliminary final report (Appendix 4E) for the year ended 30 June 2006 was lodged with Australian Stock Exchange Limited on 13 September 2006. There are no material differences between the information in the Company's preliminary final report and the financial statements and notes contained in this report.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

Launch of QXR1000

In September 2005, QRSciences announced that the QXR1000, a screening device manufactured and distributed by Rapiscan Security Systems and embedded with QRSciences technology, was available for sale. The QXR1000 incorporates Rapiscan's X-ray system and QRSciences' proprietary hardware and software developed in Australia over the past several years, and was presented before the United States House Committee on Homeland Security.

Pilot Program with Gilardoni in Italy

In October 2005, QRSciences announced that it was commencing a pilot program of combined QR and X-ray systems with Gilardoni SpA at an undisclosed primary airport in Italy. Gilardoni is the dominant supplier of X-ray equipment for security purposes in Italy and supplies X-ray, components for X-ray and ultrasound equipment to an established client base throughout Europe, Asia and South America.

Working Trial with the Singaporean Immigration and Checkpoint Authority

In October 2005, the Company commenced a working trial with the Singaporean Immigration and Checkpoint Authority taking place at a major checkpoint used by more than 100,000 people daily. QRSciences entered commercial discussions with Arrowcrest Technologies Pty Ltd and Singapore Technologies Electronics (ST Electronics) teaming with both parties to co-ordinate the trial of the Company's T3-03 Explosive Detection System.

Technology Unveiled at Parliament House, Canberra

In December 2005, QRSciences' technology was unveiled for the Australian Government at Parliament House in Canberra. Two products were demonstrated, Rapiscan's QXR1000 and QRSciences' proprietary T3-03.

Advanced Metal Detection Technology (AMDS)

QRSciences announced the development of an advanced metal detection technology (AMDS) which is capable of detecting metal shapes and metal characteristics in scanned objects. The technology has immediate applications in weapons and improvised explosive device (IED) detection for baggage, cargo, personnel and shoe screening and landmine detection. The Company has contracted with Australian Customs Service for work on an advanced weapon detection system for international mail and package inspection. At least $2.5 million in related revenue is expected over the next eighteen months.

Option to Purchase 14 Quadrupole Resonance (QR) Patent Families

In February 2006, QRSciences acquired an option to purchase 14 QR-linked patent families from BTG International Limited, a London-based medical innovations Company and QRSciences' third largest shareholder. Under the agreement with BTG, QRSciences has made a payment of US$0.5 million to exercise the option. Following the acquisition of the patents, QRSciences becomes the owner of the world's largest and most comprehensive IP portfolio in the field of QR and positions the Company to become a toll-booth for QR commercialisation efforts in several key markets around the world, including the United States, Canada, Israel, the United Kingdom, Western Europe, Australia and parts of Asia.

Acquisition of up to 27.4% of Spectrum San Diego Incorporated

On 21 February 2006, the Company announced that it had finalised a transaction for the acquisition of up to 27.4% of Spectrum San Diego Incorporated (Spectrum). Terms of the agreement include the acquisition of preferred Spectrum stock for a combined cash and equity payment of US$2.6 million, with an option to buy all the outstanding common stock on or before 18 February 2009. Spectrum is based in San Diego, California and specialises in the design and commercialisation of electronic imaging and instrumentation systems including X-ray devices for personnel and baggage screening and innovative ultra high resolution and wide field of view surveillance cameras.

Cross Licence with GE Security

In May 2006, the Company finalised an agreement to cross licence a suite of patents and patent applications with GE Security, a business affiliate of the General Electric Company. Under the terms of the licence, QRSciences will earn royalties on GE products incorporating the Company's patented IP, and GE will earn royalties on QRSciences' products that incorporate GE's proprietary patents and patents licensed to GE by the U.S. Naval Research Laboratory. The agreement provides the Company with a new revenue stream from the sale of GE products.

Recognition by US and Australian Governments

In June 2006, the Company received important recognition from the United States and Australian Governments following official meetings in Washington with reference to the Australian Customs Service participating in bilateral discussions with the United Sates to collaborate on counter-terrorism technologies. Both Governments identified QRSciences' AMDS technology as a possible solution to identify dis-assembled firearms and firearm components in packages and baggage.

Preferred Pricing and Purchase Agreement with Rapiscan Systems

In June 2006, QRSciences reached agreement with Rapiscan Systems, giving Rapiscan preferred pricing and licensing rights over technology developed by QRSciences that makes up part of the co-developed Rapiscan QXR1000 baggage and package screening system. Under the terms of the agreement Rapiscan will maintain preferred pricing and licensing rights provided it places minimum orders in each of the next 4 years which in aggregate total approximately $33 million.

Narcotic Detection with HM Customs and Australian Customs Service

In June 2006, QRSciences commenced coordinated testing with HM Customs and Australian Customs Service, looking at the capability of QR technology for narcotic detection. The illegal import of narcotics continues to be a significant global problem contributing to crime and terrorism, and in response QRSciences has extended the detection capability of its QR technology to include narcotic substances that are of interest to the various regulators.

Acquisition of Baxall Australia Pty Ltd

In June 2006, QRSciences executed a Letter of Intent (LOI) to acquire the business and key assets of Baxall Australia Pty Ltd (Baxall). Baxall was established in Port Melbourne in March 2005 as a direct seller and distributor of surveillance and monitoring equipment, including closed circuit television (CCTV) security cameras, digital video recorders and related components. The acquisition provides QRSciences with an established sales team and access to the vibrant and growing $150 million per year Australian CCTV distribution market, one of the fastest growing markets in the Homeland Security space. The business is expected to be profitable and to earn in excess of $10 million in revenue in the 2007 financial year. QRSciences expects to complete this acquisition in the second half of the 2006 calendar year.

AFTER BALANCE DATE EVENTS

Distribution Rights to SentryScope

On 4 July 2006 the Company completed an agreement with Spectrum to sell and distribute the SentryScope™ video surveillance system. Under the agreement, QRSciences will be the exclusive distributor of SentryScope™ equipment in Australia, New Zealand, Japan, Taiwan and India. In addition, QRSciences has acquired non-exclusive rights to sell and distribute the equipment to the U.S. Federal Government, including key customers at the U.S. Department of Defence and Department of Homeland Security.

Consolidation of Share Capital

At a General Meeting of Shareholders on 4 July 2006, approval was obtained for a 10 for 1 consolidation of the Company's issued share capital.

Share Purchase Plan

On 12 July 2006, the Company invited eligible shareholders to participate in a Share Purchase Plan. The Plan offered shareholders recorded on the register of members at 5:00pm, 11 July 2006 the opportunity to acquire either 10,000, 8,000, 6,000 or 4,000 shares in the Company at a price of $0.50 per share. The issue price was at an 8.45% discount to the five day volume weighted average price in the five days of trading prior to 12 July 2006. The Company closed the Plan on 25 August 2006 raising approximately $1.5 million, and on 7 September 2006 issued 2,992,000 shares.

Capital Raising

QRSciences has placed $ 2 million to institutions and sophisticated investors. The Company has issued an additional 4 million shares at a price of 50 cents per share.

The Share Purchase Plan and Placement has raised $ 3.5 million in total after balance date.

Move to Majority Non-Executive Board

In a series of steps, QRSciences has realised previously announced plans to move to a majority Non-Executive Board. On 14 August 2006, Mr Gary Pennefather and Dr Timothy Rayner retired as Directors. Both remain full time Executives of the Company, with Dr Rayner as Chief Technology Officer and Mr Pennefather as Vice President, Commercial Systems. On 21 August 2006, the Company appointed Mr Robert Halverson and on 11 September 2006, Mr Raymond Schoer as Non-Executive Directors. Between them, Mr. Halverson and Mr Schoer bring considerable experience in the areas of government, international relations, business and corporate governance.

Alliance with Singapore Technologies Electronics

On 4 September 2006, the Company announced that after completing a successful working trial with the Singaporean Immigration and Checkpoint Authority, Singapore Technologies Electronics (ST Electronics) has commenced sales and marketing of QRSciences' explosive detection technology in several countries in the Asian region and parts of the Middle East. ST Electronics, a wholly owned subsidiary of Singapore Technologies Engineering, is currently marketing the QRSciences-developed T3-03 Explosive Detection System.

Collaboration to Develop Pharmaceutical Quality Control and Assurance Solution

On 6 September 2006, QRSciences announced that it had entered into an agreement with AstraZeneca, Merck, Sharp and Dohme and King's College London to develop a QR-based pharmaceutical analysis instrument. QR can be used in the quantification of pharmaceuticals and the identification of polymorphs, as well as detection, analysis and quality control of pharmaceuticals at all stages of the manufacturing and distribution chain. The two main objectives of the collaborative project are to develop a prototype pulsed radio frequency QR spectrometer suitable for use in pharmaceutical analysis, and to extend the range of substances that can be detected by focusing on higher frequencies.

Spectrum San Diego

On 13 September 2006 the Company made a progress payment of $66,827 (US D50,000) to Spectrum San Diego Inc. The investment has moved QRSciences holding in Spectrum to approximately 20%.

Baxall Australia Pty Ltd

The acquisition of Baxall Australia Pty Ltd is expected to be completed in October 2006. The Company made cash payments of $50,000 on 6 July 2006, $1,000,000 on 4 September 2006, and $500,000 on 28 September 2006. The Company will complete the acquisition upon approval and implementation of a Debtor Financing Facility in October 2006.

FUTURE DEVELOPMENTS

The likely developments in the operations of the economic entity are dealt with in the above note and Chairman's Report.

INFORMATION ON DIRECTORS

Mr Kevin Russeth

Mr. Russeth joined QRSciences in 2002 as CEO and Chairman of the Board of Directors. He is also sole Director of wholly owned subsidiaries QRSciences Pty Ltd, QRSciences Corporation and Spectrum San Diego Inc.

Day to day he is responsible for management, oversight and the strategic direction of the business.

Mr Russeth commenced his business career with Electronic Data Systems in Dallas, Texas graduating from their Systems Engineer Development Program. He then joined E.F. Hutton & Co (later acquired by Shearson Lehman Brothers) spending 11 years with global investment banks, including Shearson Lehman Brothers, Merrill Lynch, and most recently with Smith Barney as Vice President. Mr. Russeth held NASD Series 7, 9 and 10 licenses until 2002 when he left Smith Barney.

Kevin has had substantial experience in capital raising, assessment of a diverse range of businesses, and has been involved in a variety of complex domestic and international business transactions.

Mr. Russeth completed his undergraduate study at Gustavus Adolphus in St. Peter, Minnesota graduating with honours and a degree in Business Administration. He was accepted into the Boston College School of Management, Chestnut Hill, Massachusetts in April 1985.

Mr Simon Bedford

Mr Bedford joined QRSciences in January 2004 and was appointed as Executive Director and Vice-President, Business Development. His responsibilities include US based Technical Customer Support, Government Relations, Technology Assessment and Business Development. Before joining QRSciences, Mr Bedford worked for seven years in a senior role at Quantum Magnetics in the US.

His focus at Quantum Magnetics was Quadrupole Resonance and applications related to baggage screening and landmine detection. In addition to Quadrupole Resonance expertise, Mr Bedford has experience developing and fielding novel personnel screening devices for concealed weapons detection and the application of advanced magnetic resonance technology in industrial process control.

Before Quantum Magnetics, Mr Bedford worked for 5 years at the Defence Evaluation and Research Agency (DERA), a branch of the UK Ministry of Defence.

Mr Bedford also has broad experience in X-ray technology for non-destructive testing systems including diffraction and conventional linescan systems.

He studied Chemistry and Physical Chemistry at Imperial College of Science and Technology, University of London.

Mr Norman Shanks

Mr Shanks is a Fellow of the Security Institute and his distinguished career includes Airport Security Manager for Heathrow Airport from 1986 – 1991, where he was responsible for planning and developing the airport security policies, operational and training procedures.

He was appointed Head of Group Security for BAA Plc (operators of several major UK Airports including Heathrow and Gatwick) from 1991 - 1996 where he guided the BAA Research and Development efforts assessing technologies for enhancing aviation security, during which period he pioneered the smart automated 100% integrated checked baggage screening concept variations which have become the standard for many international airports around the world.

He is recognised as one of the world's foremost experts in aviation security with more than thirty years operational and management experience in civil aviation.

He is currently a member of ACI - Europe Aviation Security Committee, ACI World Level Aviation Security Standing Committee, ACI World Level Security Committee Liaison to ACI Cargo Sub Committee, Subject Matter Expert for the

International Civil Aviation Organization (ICAO) on technical mission requests from member states and a member TIACA (The International Air Cargo Association).

Mr Joseph Paresi

Mr Paresi was most recently President of L3 Security & Detection Systems, a leading supplier of X-ray security screening systems and metal detectors. He was also Corporate Vice President of Product Development for L-3 Communications Corporation from 1997 to 2005. Mr. Paresi was responsible for developing several advanced airport security systems including the eXaminer 3DX 6000 which is used in more than 600 airports and secure facilities throughout the United States and world-wide. In addition to the eXaminer product range Mr. Paresi had responsibility for 18,000 systems that L-3 has deployed globally. Under the leadership and stewardship of Mr. Paresi, L-3's Security business grew from zero to $ 400 million dollars over a five year period.

Mr Paresi holds advanced degrees in Electrical Engineering and Finance and is a graduate of the US Army Defence Systems Management School. From 1996-1997, he worked for Lockheed Martin Corporation as the Director of Technology in the US$8 Billion Command, Control, Communications, Computer, Intelligence, Surveillance, and Reconnaissance (C4ISR) sector. From 1978-1995, Mr Paresi was the Director of Technology for US$6B Loral Corporation where he held positions in Program Management, Business Development and Design Engineering.

Mr Robert Halverson

Mr. Halverson joined the QRSciences Board on 21 August 2006. He has had a long and distinguished career in the service of Australia, firstly with the Royal Australian Air Force, then as a member of the Australian Federal Parliament and as Speaker of the House of Representatives, more recently in the Department of Foreign Affairs and Trade as Australian Ambassador to Ireland and the Holy See.

Mr Halverson brings with him considerable experience in the areas of government, international relations and finance, which complements existing Board expertise in aviation and homeland security. He worked at Robertson Thompson Partners, stockbrokers, as a financial adviser, completing the Securities Institute of Australia course in 1984.

Mr Raymond Schoer

Mr. Schoer Joined the QRSciences board on 11 September 2006 and has a long and distinguished business career. After holding senior positions in several government departments, including the Australian Treasury, he was appointed Chief Executive Officer of the National Companies and Securities Commission (NCSC), the forerunner to ASIC in 1980, and oversaw the first ten years of this regulatory body's operation.

From 1990 he was National Director of the Australian Stock Exchange, serving on numerous government, international and stock exchange committees. He resigned from this position in 1995 to become Principal of his own consulting business, Schoer Consulting Pty Limited, which provides a wide range of consulting services to organisations such as the World Bank, the Asian Development Bank and the Australian Agency for International Development.

Mr Schoer is currently Chairman of Sydney Gas, Australia Pacific Exchange, Rabinov Diversified Property Trust and Zelos Resources NL. In November 2005, he retired as Chairman of IOOF Holdings, following an eleven year association with the IOOF group in a Non-Executive capacity.

Mr Schoer brings to the QRS Board considerable business and corporate governance experience, which complements existing Board strengths and which will prove invaluable as the Company progressively commercialises its core technologies.

DIRECTORSHIPS HELD OVER THE LAST 3 YEARS

Mr Raymond Schoer

Mr. Schoer is chairman of Australia Pacific Exchange Ltd, Sydney Gas Ltd, Zelos Resources NL and Rabinov Diversified Property Trust. His other Directorships include Ferngrove Vineyards Ltd and Plouton Resources Ltd. He was chairman of eStar Online Trading Ltd from 2000 to 2003, Director of IOOF Holdings Ltd from 1994 to 2002 and Group chairman from 2002 to 2005, chairman of IOOF Funds Management Ltd from 1999 to 2005 and a Director of Tambour Group Ltd from 2003 to 2006.

INTEREST IN SHARES AND OPTIONS AT THE DATE OF THIS REPORT

Note: At a General Meeting of Shareholders on 4 July 2006, approval was obtained for a 10 for 1 consolidation of the Company's issued share capital.

Name of Director	Class of Share	Interest in Shares 30 June 2006	Interest in Shares at Date of this Report	Interest in Shares at Date of this Report (equivalent pre-consolidation)
Mr Kevin Russeth	Ordinary Shares	12,962,500	1,406,250	14,062,500
Mr Simon Bedford	Ordinary Shares	2,000,000	200,0000	2,000,000
Mr Norman Shanks	Ordinary Shares	600,000	60,000	600,000
	Preference B Shares	600,000	60,000	600,000
Mr Joseph Paresi		Nil	Nil	Nil
Mr Robert Halverson	Ordinary Shares	N/A	60,000	600,000
Mr Ray Schoer	Ordinary Shares	N/A	60,000	600,000

REMUNERATION REPORT

This report details the nature and amount of remuneration for each Director of QRSciences Holdings Limited and other key management personnel.

The board of QRSciences Holdings Limited believes the remuneration policy to be appropriate and effective in its ability to attract and retain the best Executives and Directors to run and manage the economic entity, as well as create goal congruence between Directors, Executives and shareholders.

The board's policy for determining the nature and amount of remuneration for board members and senior Executives of the economic entity is as follows:

- The remuneration policy, setting the terms and conditions for the Executive Directors and other senior Executives, is being approved by the board. The board has sought professional advice from independent external consultants.
- All Executives receive a base salary (which is based on factors such as length of service and experience), superannuation, fringe benefits, shares, options and performance incentives.
- The board reviews Executive packages annually by reference to the economic entity's performance, Executive performance and comparable information from industry sectors and other listed companies in similar industries.

Executives are also entitled to participate in the employee share and option arrangements.

The Executive Directors and Executives receive a superannuation guarantee contribution required by the Australian government of the greater of 7% of base salary, or 9% up to the maximum earnings base, and do not receive any other retirement benefits. Some individuals have chosen to sacrifice part of their salary to increase payments towards superannuation.

Remuneration Committee

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Executive Directors and the senior management team.

The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such Officers on a periodic basis by reference to the relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and Key Management team. Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as motor vehicles and expense payment plans. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Company.

To assist in achieving these objectives, the Remuneration Committee links the nature and amount of Executive Directors' and Key Management Personnel emoluments to the Company's financial and operational performance. All Directors and Key Management have the opportunity to qualify for participation in the Employee Share Option Plan which currently provides incentives where specified criteria are met including criteria relating to profitability, cash flow and share price growth performance.

In addition, all Directors and Key Management may be entitled to annual bonuses payable upon the achievement of annual corporate or profitability measures.

The Remuneration Committee is represented by:

Mr Norman Shanks	(Non-Executive Director)
Mr Joseph Paresi	(Non-Executive Director)

PERFORMANCE BASED REMUNERATION

As part of each Executive Director and Executives remuneration package the Company identifies a performance-based component, consisting of key performance indicators (KPIs). The intention of this program is to more closely align the goals of Directors/Executives with that of the business and shareholders. The KPIs are set annually. The measures are specifically tailored to the areas that each Executive is involved in and has a level of control over. The KPIs target areas the board believes hold greater potential for group expansion and profit, covering financial and non-financial as well as short and long-term goals.

COMPANY PERFORMANCE, SHAREHOLDER WEALTH AND DIRECTORS' AND EXECUTIVES' REMUNERATION

The Company continues to achieve its goals and has made considerable commercial progress over the last year.

The remuneration policy is tailored to motivate Directors, Management and employees. The issue of shares and options to the majority of directors and executives encourage the alignment of personal and shareholder interests.

	2003	2004	2005	2006
	$	$	$	$
Revenue	341,705	612,013	2,257,257	2,666,657
Net Profit (Loss)	(3,663,181)	(4,199,926)	(6,109,472)	(6,789,811)
Share Price at Year-end	0.205	0.14	0.081	0.054

Details of Remuneration for Year Ended 30 June 2006

2006	Salary, Fees and Comm-issions	Superann-uation Contri-bution	Cash Bonus	Non-cash Benefits	Shares / Options	Total	Perfor-mance Related
	$	$	$	$	$	$	%
Directors							
K Russeth	262,917	40,560	68,662	11,803	*640,000	1,023,942	6.7%
G Pennefather	189,210	40,560	30,000	-	*128,000	387,770	7.7%
S Bedford	255,657	-	45,510	11,660	*128,000	440,827	10.3%
T Rayner	229,656	-	-	10,255	24,000	263,911	-
N Shanks	40,515	-	-	-	-	40,515	-
J Paresi	39,676	-	-	-	-	39,676	-
	1,017,630	81,120	144,172	33,718	920,000	2,196,641	
Other Key Management Personnel							
D Bromley	111,081	40,560	35,000	-	**46,667	233,308	15.0%

There are no other employees who are considered to be key management personnel as defined by AASB 124.

* At a QRSciences Holdings Limited shareholder meeting held on 26 November 2004 shareholders approved and adopted the Company Employee Share Plan. The Shares / Options component of the remuneration indicated above by * represents the issue of these shares. On 26 November 2004, the Ordinary Share price quoted on the ASX closed at $0.24 (post-consolidation $2.40). This share price reflects the value of the remuneration for the shares as it is the date that the resolution was carried.

The Shares / Options component of the remuneration indicated above by ** represents the issue of shares on 21 January

2005, when the Ordinary Share price quoted on the ASX closed at $0.20 (post-consolidation $2.00).

On 10 July 2006, the second tranche of shares vested to directors and specified officers. On this day the Ordinary Share price quoted on the ASX closed at $0.053 (post-consolidation $0.53). The value of the vesting shares on that day is represented in the following table:

2006 Directors	Shares Number	Shares Price at 10 July 2006 $	Value of Shares at 10 July 2006 $	Effective Total Remuneration 10 July 2006 $
K Russeth	2,666,666	0.053	141,333	525,275
G Pennefather	533,333	0.053	28,267	288,037
S Bedford	533,333	0.053	28,267	341,094
T Rayner	250,000	0.053	13,250	253,161
Other Key Management Personnel				
D Bromley	233,333	0.053	12,367	199,008

Details of Remuneration for Year Ended 30 June 2005

2005	Salary, Fees and Comm-issions	Superann-uation Contri-bution	Cash Bonus	Non-cash Benefits	Shares / Options	Total	Perfor-mance Related
	$	$	$	$	$	$	%
Directors							
K Russeth	289,866	12,728	-	-	*640,000	942,594	-
G Pennefather	212,000	12,451	-	-	*128,000	352,451	-
S Bedford	208,579	7,235	-	-	*128,000	352,814	-
	710,445	32,414	-	-	896,000	1,638,859	
Other Key Management Personnel							
R Orr	99,990	10,067	-	-	*192,000	302,057	-
D Bromley	84,712	7,624	-	-	**46,667	139,003	-
N Shanks	149,087	-	-	-	61,640	210,727	-
J Hollyock	162,001	21,447	-	-	192,625	376,073	-
T Nulsen	110,001	13,467	-	-	115,575	239,043	-
	605,791	52,605	-	-	608,507	1,266,903	

* At a QRSciences Holdings Limited shareholder meeting held on 26 November 2004 shareholders approved and adopted the Company Employee Share Plan.

The Shares / Options component of the remuneration indicated above by * represents the issue of these shares. On 26 November 2004, the Ordinary Share price quoted on the ASX closed at $0.24 (post-consolidation $2.40). This share price reflects the value of the remuneration for the shares as it is the date that the resolution was carried. The Shares / Options component of the remuneration indicated above by ** represents the issue of these shares. On 21 January 2005, the Ordinary Share price quoted on the ASX closed at $0.20 (post-consolidation $2.00).

On 1 July 2005, the first tranche of shares vested to directors and specified officers. On this day the Ordinary Share price quoted on the ASX closed at $0.084 (post-consolidation $0.84). The value of the vesting shares on that day is represented in the following table:

2005 Directors	Shares Number	Shares Price at 10 July 2006 $	Value of Shares at 10 July 2006 $	Effective Total Remuneration 10 July 2006 $
K Russeth	2,666,666	0.084	224,000	526,594
G Pennefather	533,333	0.084	44,800	269,251
S Bedford	533,333	0.084	44,800	260,614
Other Key Management Personnel				
R Orr	800,000	0.084	67,200	177,257
D Bromley	233,333	0.084	19,600	111,936

Ordinary Shares were issued to eligible directors and executives for nil consideration and are subject to restriction periods specified in the Plan. The Company Shares issued to eligible directors and other key management personnel to date are subject to vesting restriction periods as follows:

	1 July 2005	1 July 2006	1 July 2007
K Russeth	2,666,666	2,666,666	2,666,668
G Pennefather	533,333	533,333	533,334
S Bedford	533,333	533,333	533,334
R Orr	800,000	-	-
D Bromley	233,333	233,333	233,334

If a Participant leaves the employment of the Company during any period of restriction then under certain circumstances the Company may require the Participant to have a proportion of any remaining Shares the subject of restriction bought back for a nominal amount.

In September 2005, the company completed a buy-back of the outstanding 1,600,000 unvested shares issued to Mr R Orr for the consideration of $160.

All full time staff and Directors are eligible to participate in the plan.

On 4 April 2006 the Remuneration Committee after obtaining advice from an external consultant, amended an employment contract with Mr K Russeth. The contract provides for payment of a salary of $326,000 inclusive of Chairman's / Director's fees per annum plus superannuation (7%) plus a car allowance of $20,000. Additionally, the contract includes various performance milestones being achieved. In the event of termination the Company is required to pay twelve months salary in lieu of termination.

On 12 February 2004 the Company entered into an employment contract with Mr G Pennefather. The contract was amended on 14 August 2006 and provides for payment of a salary of $192,600 per annum plus superannuation. In the event of termination by the Company, the Company is required to pay six months salary in lieu of termination.

DIRECTORS MEETINGS

During the financial year, 11 meetings of directors (including committees of Directors) were held. The number of meetings attended by each Director during the year is stated in this report.

Attendances

	Directors' Meetings		Remuneration Committee Meetings	
	Number eligible to attend	Number attended	Number eligible to attend	Number attended
Mr Kevin Russeth	7	7	0	0
Mr Gary Pennefather	7	7	0	0
Mr Simon Bedford	7	7	0	0
Dr Timothy Rayner	6	5	0	0
Mr Norman Shanks	5	2	4	4
Mr Joseph Paresi	5	3	4	4
Mr Robert Halverson	0	0	0	0
Mr Raymond Schoer	0	0	0	0

AUDIT COMMITTEE

The Company does not have a formally constituted audit committee at the date of this report. An audit committee is not considered necessary as the auditor reports to the Board of Directors via the CFO each six months on his findings prior to the directors adopting the accounts and has full access to the Board during the year.

INDEMNIFYING OFFICERS OR AUDITORS

The Company has, during the period, in respect of any person who is or has been an officer or auditor of the Company or a related body corporate:

- indemnified and entered into a relevant agreement to indemnify against a liability incurred as an officer, including costs and expenses in successfully defending legal proceedings; or

- paid or agreed to pay a premium in respect of a contract insuring against a liability incurred as an officer for the costs or expenses to defend legal proceedings.

OPTIONS

Options issued or agreed to be issued over unissued shares or interest during or since the financial year by the Company or controlled entity to Directors or Officers as part of their remuneration are as follows:

- No Options have been issued to Directors or Officers during or since the financial year.

For the financial year ended 30 June 2006, no shares have been issued by virtue of the exercise of options during the year or to the date of this report.

PROCEEDINGS ON BEHALF OF COMPANY

No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings.

AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES

The board of Directors is satisfied that the provision of non-audit services during the year is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the services disclosed below did not compromise the external auditor's independence for the following reasons:

- all non-audit services are reviewed and approved by the board prior to commencement to ensure they do not adversely affect the integrity and objectivity of the auditor; and

- the nature of the services provided do not compromise the general principles relating to auditor independence as set out in the Institute of Chartered Accountants in Australia and CPA Australia's Professional Statement F1: Professional Independence.

The following fees for non-audit services were paid/payable to the external auditors during the year ended 30 June 2006:

Taxation services	$ 903
Accounting advice and services	$4,000
	$4,903

AUDITOR'S INDEPENDENCE DECLARATION

The lead auditor's independence declaration for the year ended 30 June 2006 has been received and can be found on page 60.

Signed in accordance with a resolution of the Directors.

K L Russeth

DIRECTOR

Dated at Perth this 30 day of September 2006

INCOME STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

	Note	Economic Entity		Parent Entity	
		2006 $000	2005 $000	2006 $000	2005 $000
Revenues from ordinary activities	2,3	2,666,657	2,257,257	1,374,951	945,555
Raw materials and consumables used		(564,424)	(830,082)	-	-
Employee benefits expense		(5,158,789)	(4,271,582)	(1,908,490)	(1,953,505)
Depreciation and amortisation excluding amortisation of intangibles	3	(119,437)	(123,115)	(11,640)	(7,570)
Amortisation of intellectual property		(324,495)	-	-	-
Rental Expense		(242,074)	(107,182)	-	-
Consulting Expense		(943,702)	(1,180,633)	(307,983)	(81,620)
Travel Expense		(428,131)	(348,677)	(41,952)	(17,161)
License Fees		(1,226)	(272,410)	-	-
Legal Expense		(302,950)	(1,264,575)	(90,553)	(214,143)
Patent Costs		(372,055)	(335,465)	-	-
Insurance Expense		(72,730)	(86,036)	(54,951)	(16,345)
Directors Fees		(212,547)	(432,712)	(168,238)	(277,912)
Other expenses from ordinary activities		(713,908)	(595,046)	(296,234)	(207,421)
Loss from ordinary activities before income tax expense		(6,789,811)	(7,590,258)	(1,505,090)	(1,830,122)
Income tax expense	4	-	-	-	-
Loss from ordinary activities after related income tax expense		(6,789,811)	(7,590,258)	(1,505,090)	(1,830,122)
Loss from extraordinary item after related income tax expense/(revenue)		-	-	-	-
Net loss after tax		(6,789,811)	(7,590,258)	(1,505,090)	(1,830,122)
Net loss attributable to outside equity interests		-	1,480,786	-	-
Net loss attributable to members of the parent entity	15	(6,789,811)	(6,109,472)	(1,505,090)	(1,830,122)
Total changes in equity other than those resulting from transactions with owners as owners		(6,789,811)	(6,109,472)	(1,505,090)	(1,830,122)
Basic earnings per share (cents per share)	5	-0.03	-0.03		
Diluted earnings per share (cents per share)	5	-0.02	-0.02		

The accompanying notes form part of these financial statements.

BALANCE SHEET AS AT 30 JUNE 2006

	Note	Economic Entity		Parent Entity	
		2006 $000	2005 $000	2006 $000	2005 $000
CURRENT ASSETS					
Cash assets	6	1,986,275	4,015,783	1,542,366	2,526,752
Receivables	7(a)	318,157	285,437	-	-
Prepayments	7(b)	291,573	19,112	150,000	-
TOTAL CURRENT ASSETS		2,596,005	4,320,332	1,692,366	2,526,752
NON-CURRENT ASSETS					
Receivables	7(a)	-	-	19,619,425	13,213,335
Intangibles - Intellectual Property	8	39,821,880	27,184,330	-	-
Other financial assets	9	2,340,413	527,506	22,499,283	22,499,287
Property, plant and equipment	10	301,653	293,378	16,148	27,211
Other		4	4	4	4
TOTAL NON-CURRENT ASSETS		42,463,950	28,005,218	42,134,860	35,739,837
TOTAL ASSETS		45,059,955	32,325,550	43,827,226	38,266,589
CURRENT LIABILITIES					
Payables	11(a)	871,580	618,176	129,595	71,297
Interest-bearing liabilities	12	-	-	-	-
Provisions	13	248,483	262,608	89,373	72,125
Other payables	11(b)	2,762,673	-	-	-
TOTAL CURRENT LIABILITIES		3,882,736	880,784	218,968	143,422
NON-CURRENT LIABILITIES					
Other	11(b)	9,532,083	-	-	-
TOTAL NON-CURRENT LIABILITIES		9,532,083	-	-	-
TOTAL LIABILITIES		13,414,819	880,784	218,968	143,422
NET ASSETS		31,645,136	31,444,766	43,608,258	38,123,167
EQUITY					
Contributed equity	14	50,864,266	43,874,085	50,864,266	43,874,085
Retained profits	15	(19,219,130)	(12,429,319)	(7,256,008)	(5,750,918)
Parent entity interest		31,645,136	31,444,766	43,608,258	38,123,167
Outside equity interest	16		-		-
TOTAL EQUITY		31,645,136	31,444,766	43,608,258	38,123,167

The accompanying notes form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2006

	$000	$000	$000	$000	$000	$000	$000
	Contributed Equity				Accumulated Losses	Minority Interests	Total
Economic Entity	Ordinary	Pref A	Pref B	Options			
Balance at *1.7.2004*	29,929,591	-	-	100,000	(6,319,847)	8,547,286	32,257,030
Shares issued during the year (net of transaction costs incurred)	9,131,865	2,468,517	2,139,410	-	-	-	13,739,792
Options issued during the year	-	-	-	104,702	-	-	104,702
Transfer of expired options to ordinary equity	100,000	-	-	(100,000)	-	-	-
Loss attributable to members of parent entity	-	-	-	-	(6,109,472)	-	(6,109,472)
Loss attributable to minority shareholders	-	-	-	-	-	(1,480,786)	(1,480,786)
Reversal of Minority Interests following complete acquisition of a controlled entity	-	-	-	-	-	(7,066,500)	(7,066,500)
Sub-total	39,161,456	2,468,517	2,139,410	104,702	(12,429,319)	-	31,444,706
Dividends paid or provided for	-	-	-	-	-	-	-
Balance at *30.6.2005*	**39,161,456**	**2,468,517**	**2,139,410**	104,702	**(12,429,319)**	-	**31,444,766**
Balance at *1.7.2005*	39,161,456	2,468,517	2,139,410	104,702	(12,429,319)	-	31,444,706
Conversion of Pref A to ordinary equity	2,468,517	(2,468,517)	-	-	-	-	-
Transfer of expired options to ordinary equity	104,702	-	-	(104,702)	-	-	-
Shares issued during the year (net of transaction costs incurred)	6,990,181	-	-	-	-	-	6,990,181
Loss attributable to members of parent entity	-	-	-	-	(6,789,811)	-	(6,789,811)
Sub-total	48,724,856	-	2,139,410	-	(19,219,130)		31,645,136
Dividends paid or provided for	-	-	-	-	-	-	-
Balance at *30.6.2006*	**48,724,856**	-	2,139,410	-	**(19,219,130)**	-	**31,645,136**

The accompanying notes form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2006

	$000	$000	$000	$000	$000	$000
	Contributed Equity				Accumulated Losses	Total
Parent Entity	Ordinary	Pref A	Pref B	Options		
Balance at *1.7.2004*	29,929,591	-	-	100,000	(3,920,796)	26,108,795
Shares issued during the year (net of transaction costs incurred)	9,131,865	2,468,517	2,139,410	-	-	13,739,792
Options issued during the year	-	-	-	104,702	-	104,702
Transfer of expired options to ordinary equity	100,000	-	-	(100,000)	-	-
Loss attributable to members of parent entity	-	-	-	-	(1,830,122)	(1,830,122)
Sub-total	39,161,456	2,468,517	2,139,410	104,702	(5,750,918)	38,123,167
Dividends paid or provided for	-	-	-	-	-	-
Balance at *30.6.2005*	**39,161,456**	**2,468,517**	**2,139,410**	**104,702**	(5,750,918)	38,123,167
Balance at *1.7.2005*	39,161,456	2,468,517	2,139,410	104,702	(5,750,918)	38,123,167
Conversion of Pref A to ordinary equity	2,468,517	(2,468,517)	-	-	-	-
Transfer of expired options to ordinary equity	104,702	-	-	(104,702)	-	-
Shares issued during the year (net of transaction costs incurred)	6,990,181	-	-	-	-	6,990,181
Loss attributable to members of parent entity	-	-	-	-	(1,505,090)	(1,505,090)
Sub-total	48,724,856	-	2,139,410	-	(7,256,008)	43,608,258
Dividends paid or provided for	-	-	-	-	-	-
Balance at *30.6.2006*	**48,724,856**	-	2,139,410	-	**(7,256,008)**	**43,608,258**

The accompanying notes form part of these financial statements.

CASH FLOW STATEMENT FOR THE YEAR ENDED 30 JUNE 2006

	Note	Economic Entity		Parent Entity	
		2006 $000	2005 $000	2006 $000	2005 $000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		688,944	779,393	-	-
Payments to suppliers and employees		(7,990,416)	(8,983,845)	(1,620,266)	(1,568,405)
Interest received		141,381	197,772	126,474	192,248
Borrowing costs		-	-	-	-
Interest paid		-	(6,120)	-	-
R&D Start Grant Income		1,758,986	1,250,473	-	-
Legal Costs Recovery		214,795	300,120	-	-
Net cash provided by (used in) operating activities	26	(5,186,310)	(6,462,207)	(1,493,792)	(1,376,157)
CASH FLOWS FROM INVESTING ACTIVITIES					
Payment for investment in controlled entities		-	-	(4,786,972)	(6,670,000)
Purchase of property, plant and equipment		(31,555)	(103,360)	(577)	(7,132)
Purchase of investments		(1,441,309)	-	-	-
Purchase of intellectual property		(667,289)		-	
Repayment of loans other entities		-	-	-	-
Loans to other entities		-	-	-	-
Loans to controlled entities		-	-	-	-
Net cash provided by (used in) investing activities		(2,140,153)	(103,360)	(4,787,549)	(6,677,132)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares		5,297,115	7,876,713	5,297,115	7,876,713
Share buy-back payment		(160)	-	(160)	-
Proceeds from borrowings		-	-	-	-
Repayment of borrowings		-	-	-	-
Net cash provided by (used in) financing activities		5,296,955	7,876,713	5,296,955	7,876,713
Net increase in cash held		**(2,029,508)**	**1,311,146**	**(984,386)**	**(176,576)**
Cash at 1 July 2005		4,015,783	2,704,637	2,526,752	2,703,328
Cash at 30 June 2006	6	**1,986,275**	**4,015,783**	**1,542,366**	**2,526,752**

The accompanying notes form part of these financial statements.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

NOTE 1 STATEMENT OF ACCOUNTING POLICIES

The financial report is a general purpose financial report that has been prepared in accordance with Australian Accounting Standards, Urgent Issues Group Interpretations, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers the economic entity of QRSciences Holdings Limited and controlled entities, and QRSciences Holdings Limited as an individual parent entity. QRSciences Holdings Limited is a listed public company, incorporated and domiciled in Australia.

The financial report of QRSciences Holdings Limited and controlled entities, and QRSciences Holdings Limited as an individual parent entity comply with all Australian equivalents to International Financial Reporting Standards (AIFRS) in their entirety.

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

Basis of Preparation

First-time Adoption of Australian Equivalents to International Financial Reporting Standards

QRSciences Holdings Limited and controlled entities, and QRSciences Holdings Limited as an individual parent entity have prepared financial statements in accordance with the Australian equivalents to International Financial Reporting Standards (AIFRS) from 1 July 2005.

In accordance with the requirements of AASB 1: First-time Adoption of Australian Equivalents to International Financial Reporting Standards, adjustments to the parent entity and consolidated entity accounts resulting from the introduction of AIFRS have been applied retrospectively to 2005 comparative figures excluding cases where optional exemptions available under AASB 1 have been applied. These consolidated accounts are the first financial statements of QRSciences Holdings Limited to be prepared in accordance with Australian equivalents to IFRS.

The accounting policies set out below have been consistently applied to all years presented. The parent and consolidated entities have however elected to adopt the exemptions available under AASB 1 relating to AASB 132: Financial Instruments: Disclosure and Presentation, and AASB 139: Financial Instruments: Recognition and Measurement.

Reconciliations of the transition from previous Australian GAAP to AIFRS have been included in Note 29 to this report.

Reporting Basis and Conventions

The financial report has been prepared on an accruals basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

The accounting policies set out below have been consistently applied to all years presented. The parent and consolidated entities have however elected to adopt the exemptions available under AASB 1 relating to AASB 132: Financial Instruments: Disclosure and Presentation, and AASB 139: Financial Instruments: Recognition and Measurement. Refer to Note 39 for further details on changes in accounting policy.

Reconciliations of the transition from previous Australian GAAP to AIFRS have been included in Note 2 to this report.

Reporting Basis and Conventions

The financial report has been prepared on an accruals basis2 and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

Accounting Policies

a. **Principles of Consolidation**

A controlled entity is any entity QRSciences Holdings Limited has the power to control the financial and operating policies of so as to obtain benefits from its activities.

A list of controlled entities is contained in Note 19 to the financial statements. All controlled entities have a June financial year-end.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistencies with those policies applied by the parent entity.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.

Minority equity interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

b. **Income Tax**

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

c. **Property, Plant and Equipment**

Each class of plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation and impairment losses.

Plant and equipment

Plant and equipment are measured on the cost basis.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the asset's employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amounts.

The cost of fixed assets constructed within the economic entity includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Depreciation

The depreciable amount of all fixed assets including building and capitalised lease assets, but excluding freehold land, is depreciated on a straight-line basis over their useful lives to the economic entity commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Plant and equipment	5 - 33%

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the income statement. When revalued assets are sold, amounts included in the revaluation reserve relating to that asset are transferred to retained earnings.

d. **Leases**

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that is transferred to entities in the economic entity, are classified as finance leases.

Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Leased assets are depreciated on a straight-line basis over the shorter of their estimated useful lives or the lease term.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

e. **Financial Instruments**

Recognition

Financial instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Financial assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management and within the requirements of AASB 139: Recognition and Measurement of Financial Instruments. Derivatives are also categorised as held for trading unless they are designated as hedges. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Held-to-maturity investments

These investments have fixed maturities, and it is the group's intention to hold these investments to maturity. Any held-to-maturity investments held by the group are stated at amortised cost using the effective interest rate method.

Available-for-sale financial assets

Available-for-sale financial assets include any financial assets not included in the above categories. Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

Financial liabilities

Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisation.

Derivative instruments

Derivative instruments are measured at fair value. Gains and losses arising from changes in fair value are taken to the income statement unless they are designated as hedges.

QRSciences Holdings Limited and Controlled Entities designates certain derivatives as either;

i. hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or

ii. hedges of highly probably forecast transactions (cash flow hedges).

At the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions is documented.

Assessments, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items, are also documented.

(i) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedge asset or liability that are attributable to the hedged risk.

(ii) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is deferred to a hedge reserve in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in the hedge reserve in equity are transferred to the income statement in the periods when the hedged item will affect profit or loss.

Fair value

Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value for all unlisted securities, including recent arm's length transactions, reference to similar instruments and option pricing models.

Impairment

At each reporting date, the group assess whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen. Impairment losses are recognised in the income statement.

f. Impairment of Assets

At each reporting date, the group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the income statement.

Impairment testing is performed annually for goodwill and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

g. Investments in Associates

Investments in associate companies are recognised in the financial statements by applying the equity method of accounting. The equity method of accounting recognised group's share of post-acquisition reserves of its associates.

h. Intangibles

Acquired both separately and from a business combination

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible acquired in a business combination is its fair value at the date of acquisition.

Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses.

The useful lives of these intangible assets are assessed to be either finite or indefinite.

(i) Intangibles with Finite Lives

Intangible assets with finite lives are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least at each financial year-end. Changes in the expected useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

(ii) Intangibles with Indefinite Useful Lives

Intangible assets with indefinite useful lives shall not be amortised but will be tested for impairment by comparing its recoverable amount with its carrying amount annually and whenever there is an indication that the intangible assets may be impaired.

Intangible assets, excluding development costs, created within the business are not capitalised and expenditure is charged against profits in the period in which the expenditure is incurred.

Impairment

All intangible assets are tested for impairment where an indicator of impairment exists either individually or at the cash generating unit level. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Research and development costs

Research costs are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured.

Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses.

Any expenditure carried forward is amortised over the period of expected future economic benefits from the related project.

The carrying value of development costs is reviewed for impairment annually when the asset is not yet in use or more frequently when an indicator of impairment arises during a reporting period indicating that the carrying amount may not be recoverable.

A summary of the policies applied to the Group's intangible assets is as follows:

	Patents, Trademarks & Other Intellectual Property	
	Finite Useful Life	***Indefinite Useful Life***
Amortisation Method Used	10 years – straight line	Not amortised
Acquired / Internally generated	Acquired	Acquired
Impairment testing / recoverable amount testing	Reviewed annually for indicator of impairment	Tested annually for indicator of impairment

i. **Foreign Currency Transactions and Balances**

Functional and presentation currency

The functional currency of each of the group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity's functional and presentation currency.

Transaction and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

Group companies

The financial results and position of foreign operations whose functional currency is different from the group's presentation currency are translated as follows:

- assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
- income and expenses are translated at average exchange rates for the period; and
- retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the group's foreign currency translation reserve in the balance sheet. These differences are recognised in the income statement in the period in which the operation is disposed.

j. **Employee Benefits**

Provision is made for the company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Equity-settled compensation

The group operates a number of share-based compensation plans. These include both a share option arrangement and an employee share scheme. The bonus element over the exercise price of the employee services rendered in exchange for the grant of shares and options is recognised as an expense in the income statement. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares or the options granted.

k. **Employee Benefits**

Provision is made for the company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Equity-settled compensation

The group operates a number of share-based compensation plans. These include both a share option arrangement and an employee share scheme. The bonus element over the exercise price of the employee services rendered in exchange for the grant of shares and options is recognised as an expense in the income statement. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares of the options granted.

l. **Provisions**

Provisions are recognised when the group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

m. **Cash and Cash Equivalents**

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of 12 months or less, and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the balance sheet.

n. **Revenue**

Revenue from the sale of goods is recognised upon the delivery of goods to customers.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers.

All revenue is stated net of the amount of goods and services tax (GST).

o. **Borrowing Costs**

Borrowing costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in income in the period in which they are incurred.

p. **Goods and Services Tax (GST)**

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the balance sheet are shown inclusive of GST.

Cash flows are presented in the cash flow statement on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

q. **Government Grants**

Government grants are recognised at fair value where there is reasonable assurance that the grant will be received and all grant conditions will be met. Grants relating to expense items are recognised as income over the periods necessary to match the grant to the costs they are compensating. Grants relating to assets are credited to deferred income at fair value and are credited to income over the expected useful life of the asset on a straight-line basis.

r. **Comparative Figures**

When required by Accounting Standards, comparative figures have been adjusted to conform to changes in presentation for the current financial year.

Critical Accounting Estimates and Judgments

The directors evaluate estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the group.

Key Estimates — Impairment

The group assesses impairment at each reporting date by evaluating conditions specific to the group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates.

In relation to the Group's Intellectual Property, an independent external consultant was engaged during the year to assess the carrying value in accordance with applicable accounting standards and concluded that there was no impairment as a 30 June 2006.

	Economic Entity		Parent Entity	
	2006 $	2005 $	2006 $	2005 $

NOTE 2 OPERATING REVENUE

Operating Activities:

	Economic Entity 2006 $	Economic Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
Interest received	142,560	197,772	1,374,941	945,555
Sale of goods & Services	802,268	608,241	-	-
Grant income	1,703,049	1,136,794	-	-
Legal Costs Recovery	-	300,120	-	-
Other revenue	18,779	14,330	10	-
Total Revenue	2,666,657	2,257,257	1,374,951	945,555

NOTE 3 OPERATING PROFIT BEFORE INCOME TAX

Profit from ordinary activities before income tax has been determined after:

(b) Expenses:

	Economic Entity 2006 $	Economic Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
Borrowing costs (interest) paid/due and payable to				
-other persons	-	-	-	-
Depreciation of property, plant and equipment	119,437	123,115	11,640	7,570
Amortisation of intangible property	324,495	-	-	-

NOTE 4 INCOME TAX EXPENSE	ECONOMIC ENTITY		PARENT ENTITY	
	2006	2005	2006	2005
	$	$	$	$
a. The components of tax expense comprise:				
Current tax	-	-	-	-
Deferred tax	-	-	-	-
	-	-	-	-

b. The prima facie tax benefit on loss from ordinary activities before income tax is reconciled to the income tax as follows:

	ECONOMIC ENTITY 2006 $	ECONOMIC ENTITY 2005 $	PARENT ENTITY 2006 $	PARENT ENTITY 2005 $
Prima facie tax benefit on loss from ordinary activities before income tax at 30% (2005: 30%)	(2,036,943)	(2,277,077)	(451,527)	(549,037)
Add:				
Tax effect of:				
- Other non-allowable items	27,434	31,864	27,166	29,606
- Share based payments	351,233	343,200	351,233	343,200
- Revenue losses not recognised	1,276,043	1,509,777	204,823	258,644
- Overseas losses not recognised	190,247	11,696	-	-
- Effect of lower rate of tax on overseas loss	190,247	11,696	-	-
- Other deferred tax balances not recognised	1,739	368,844	-	-
	2,036,943	2,277,077	583,222	631,450
Less:				
Tax effect of:				
- Other deferred tax balances not recognised	-	-	131,695	82,413
	-	-	131,695	82,413
Income tax	-	-	-	-
The applicable weighted average effective tax rates are as follows:	0%	0%	0%	0%

NOTE 4 INCOME TAX EXPENSE	ECONOMIC ENTITY		PARENT ENTITY	
	2006	2005	2006	2005
	$	$	$	$

c. The following tax benefits for carry forward tax losses have not been recognised because the directors do not believe it is appropriate regard the utilisation of the tax benefits as probable:

At 30%:				
- Revenue losses	11,873,621	10,597,578	1,040,908	836,084
At 15% (United States of America):				
- Overseas losses	201,942	11,696	-	-

The tax benefits will only be obtained if:

(a) the company derives future assessable income of a nature and of an amount sufficient to enable the benefits to be utilised;

(b) the company continues to comply with the conditions for deductibility imposed by law; and

(c) no changes in income tax legislation adversely affect the company in utilising the benefits.

NOTE 5 EARNINGS PER SHARE

	Economic Entity	
	2006 $	2005 $
Reconciliation of Earnings used in the Calculation of Earnings per Share		
Operating profit/(loss) after income tax	(6,789,811)	(6,109,472)
Earnings used in the Calculation of Basic Earnings per Share	(6,789,811)	(6,109,472)
Reconciliation of Weighted Average Numbers of Ordinary Shares used in the Calculation of Earnings per Share		
Weighted average numbers of ordinary shares used in the calculation of the basic earnings per share	296,576,677	197,158,414
Weighted average numbers of options outstanding	-	33,553,444
Weighted average numbers of ordinary shares used in the calculation of dilutive earnings per share	296,576,677	243,420,982

Classification of Securities

The following securities have been classified as securities. Potential ordinary shares are included in determination of dilutive EPS: - options outstanding, Conversion, Call, Subscription or Issues after 30 June 2006.

- On 4 July 2006 the Company issued 1,992,032 ordinary shares.
- On 4 July 2006 the Company issued 2,419,355 ordinary shares.

On 5 July 2006 the Company reorganised its capital by way of consolidating every ten fully paid ordinary shares in the capital of the Company for every one fully paid ordinary share.

- On 6 September 2006 the Company issued 2,992,000 ordinary shares.
- On 12 September 2006 the Company issued 4,000,000 ordinary shares.

There have been no other conversions to, calls of, or subscriptions for ordinary shares; or issues of potential ordinary shares since the reporting date and before the completion of these accounts.

	Economic Entity		Parent Entity	
	2006 $	2005 $	2006 $	2005 $

NOTE 6 CASH ASSETS

Cash at Bank	1,986,275	4,015,103	1,542,366	2,526,752
	1,986,275	4,015,103	1,542,366	2,526,752

NOTE 7(a) RECEIVABLES

Current				
Other debtors	318,157	285,437	-	-
Non Current				
Loan to QRSciences Pty Ltd - secured	-	-	19,619,425	13,213,335
	-	-	19,619,425	13,213,335

Security for Interest Bearing Liabilities

The drawdown loan facility has been provided to QRSciences Pty Ltd by QRSciences Holdings Limited, secured by way of a fixed and floating charge over the assets of QRSciences Pty Ltd. The interest rate payable is 8% per annum and is currently being capitalised.

NOTE 7(b) PREPAYMENTS & DEPOSITS

Prepayments	141,573	19,112	-	-
Deposit for investment in Baxall Aust. Pty Ltd	150,000	-	150,000	
	291,573	19,112	150,000	-

	Economic Entity		Parent Entity	
	2006 $	2005 $	2006 $	2005 $

NOTE 8 INTANGIBLE ASSETS - INTELLECTUAL PROPERTY

	Economic Entity 2006 $	Economic Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
Intellectual property at cost	40,146,375	27,184,330	-	-
Less: Accumulated amortisation	(324,495)	-	-	-
	39,821,880	27,184,330	-	-
Movements during the year				
Opening balance	27,184,330	29,538,170	-	-
Discount on acquisition of the remaining 39% outside equity interest in QRSciences Pty Ltd (refer to Note 26iii)	-	(2,353,840)	-	-
Acquisition of patent portfolio from BTG International – at discounted (present value) cost	12,962,045	-	-	-
Closing balance	40,146,375	27,184,330	-	-

NOTE 9 OTHER FINANCIAL ASSETS

	Economic Entity 2006 $	Economic Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
Available for Sale Financial Assets				
Shares in a controlled entity (QRSciences Limited) at cost	-	-	21,971,781	21,971,781
Shares in other unlisted entities at cost	4	4	4	4
Shares in Spectrum S.D Inc.	1,812,907	-	-	-
Shares in other unlisted entities Freeside Pty Ltd - 19% equity held (principle activity: investment in Old Perth Port) – at cost	417,500	417,500	417,500	417,500
Chief entity's interest in unlisted business undertakings – at cost (refer Note 20)	110,002	110,002	110,002	110,002
	2,340,413	527,506	22,499,287	22,499,287

Shares in a controlled entity are carried at cost.

The fair value of unlisted available for sale financial assets cannot be reliably measured as variability in the range of reasonable fair value estimates is significant. As a result, all unlisted investments are reflected at cost.

	Economic Entity		Parent Entity	
	2006 $	2005 $	2006 $	2005 $

NOTE 10 PLANT AND EQUIPMENT

Plant and Equipment at cost	1,818,563	1,781,436	50,121	49,544
Accumulated depreciation	(1,516,910)	(1,488,058)	(33,973)	(22,333)
Total Plant and Equipment	301,653	293,378	16,148	27,211

a. **Movements in Carrying Amounts**

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year

	Plant and Equipment $
Economic Entity:	
Balance at the beginning of year	293,378
Additions	127,712
Cost of plant & equipment written off	(90,585)
Accumulated depreciation of plant & equipment written off	90,585
Revaluation increments/ (decrements)	-
Depreciation expense	(119,437)
Capitalised finance costs and depreciation	-
Disposals of assets on sale of subsidiary	-
Carrying amount at the end of year	301,653
Parent Entity:	
Balance at the beginning of year	27,211
Additions	577
Disposals	-
Revaluation increments/ (decrements)	-
Depreciation expense	(11,640)
Carrying amount at the end of year	16,148

	Economic Entity		Parent Entity	
	2006 $	2005 $	2006 $	2005 $

NOTE 11 PAYABLES

(a)				
Trade creditors and accruals	871,580	618,176	129,595	71,297
(b)				
Other Payables				
(a) Current	2,762,673	-	-	-
(b) Non Current	9,532,083	-	-	-

(a) The $2.762 million carried on the balance sheet as a current liability relates to discretionary payments required by QRS to maintain its ownership rights over the BTG patent portfolio. The timing and terms of the first payment to BTG for the patent portfolio is subject to a negotiation between BTG and QRS that is occurring presently.

(b) The $9.532 million carried on the balance sheet as a non-current liability relates to discretionary payments required by QRS to maintain its ownership rights over the BTG patent portfolio calculated as a NPV and payable over the next 13 years.

NOTE 12 INTEREST BEARING LIABILITIES

Current				
Loans from non related parties - secured	-	-	-	-
Loans from related parties - secured	-	-	-	-
	-	-	-	-

Financing Arrangements

The consolidated entity does not have access to any unused finance facilities as at 30 June 2006.

NOTE 13 PROVISIONS

Current				
Audit fee	-	17,700	-	7,700
Employee entitlements –provision for annual leave	248,483	244,908	89,373	64,425
other	-	-	-	-
	248,483	262,608	89,373	72,125
Number of employees at year end	35	33	3	5

NOTE 14 CONTRIBUTED EQUITY

	Economic Entity		Parent Entity	
	2006 $	2005 $	2006 $	2005 $
a) 323,744,665 (2005:216,016,902) Ordinary Shares Fully Paid	48,724,856	39,161,456	48,724,856	39,161,456
b) Nil (2005:23,686,217) Preference A Shares	-	2,468,517	-	2,468,517
23,686,282 (2005:23,686,282) Preference B Shares	2,139,410	2,139,410	2,139,410	2,139,410
c) Nil (2004: 37,415,851) Options exercisable at 40 cents on or before 12 January 2006	-	104,702	-	104,702
	50,864,266	43,874,085	50,864,266	43,874,085

	Economic Entity 2006 $	Economic Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
(a) Movements During the Period Ordinary Issued and fully paid Share Capital				
Opening balance at the beginning of the reporting period	39,161,456	29,928,591	39,161,456	29,928,591
• Issue of 21,865,740 fully paid ordinary shares- September 2004		5,856,500		5,856,500
• Issue of 85,000 fully paid shares pursuant to option exercise December 2004		17,000		17,000
• Issue of 13,600,000 fully paid ordinary shares - December 2004		-		-
• Issue of 11,149,626 fully paid shares pursuant to option exercise				
Dec-04		338,452		338,452
Jan-05		1,891,148		1,891,148
• Option expiry January 2005		100,000		100,000
• Issue of 700,000 fully paid ordinary shares - January2004		-		-
• Issue of 800,000 fully paid ordinary shares- July 2005		112,000		112,000
• Vesting of Employee Share Plan - AIFRS adjustment		1,143,999		1,143,999
• Issue of 3,300,000 fully paid ordinary shares- July 2005 1/3 vested (Share-Based Payments)	100,100		100,100	
• Issue of 700,000 fully paid ordinary shares- August 2005 (Share-Based Payments)	80,500		80,500	
• Buy Back of 1,600,000 fully paid ordinary shares- November 2005	(160)		(160)	
• Issue of 2,840,909 fully paid ordinary shares- July 2005	250,000		250,000	

	Economic Entity		Parent Entity	
	2006 $	2005 $	2006 $	2005 $
• Conversion of Preference A Shares - January 2006	2,468,517		2,468,517	
• Issue of 258,333 fully paid ordinary shares - January 2006 (Share-Based Payments)	23,508		23,508	
• Issue of 51,837,500 fully paid ordinary shares - January 2006	4,147,000		4,147,000	
• Option expiry – January 2006	104,702		104,702	
• Issue of 16,912,500 fully paid ordinary shares - February 2006	1,353,000		1,353,000	
• Issue of 4,580,948 fully paid ordinary shares - June 2006 (Share-Based Payments)	395,602		395,602	
• Issue of 1,992,032 fully paid ordinary shares - June 2006	100,000		100,000	
• Issue of 2,419,355 fully paid ordinary shares - June 2006 (Share-Based Payments)	150,000		150,000	
• Vesting of Employee Share Plan - July 2006 – (Share Based Payments)	942,666		942,666	
• Transaction Costs relating to Share Issues	(552,035)	(226,234)	(552,035)	(226,234)
Closing balance at the end of the reporting period 323,744,665	48,724,856	39,161,456	48,724,856	39,161,456

	Economic Entity 2006 $	Economic Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
(b) Movements During the Period Unquoted Preference Shares pursuant to acquisition of QRSciences Pty Ltd				
Opening balance at the beginning of the reporting period	4,607,957	-	4,607,957	-
• Issue of Preference shares pursuant to acquisition of QRSciences Pty Ltd				
23,686,217 Preference A		2,468,547		2,468,547
23,686,282 Preference B		2,139,410		2,139,410
• Conversion of Preference A Shares to Ordinary Shares - January 2006	(2,468,547)		(2,468,547)	
Closing balance at the end of the reporting period	2,139,410	4,607,957	2,139,410	4,607,957

	Economic Entity 2006 $	Economic Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
(c) Movements During the Period Options to subscribe for Ordinary Shares exercisable at 20 cents on or before 12 January 2005				
Opening balance at the beginning of the reporting period 21,760,000		100,000		100,000
• Option expiry January 2005		(100,000)		(100,000)
Closing balance at the end of the reporting period	-	-	-	-
(d) Movements During the Period Options to subscribe for Ordinary Shares exercisable at 40 cents on or before 12 January 2006				
Opening balance at the beginning of the reporting period 18,662,586	104,702	-	104,702	-
• Issue of 10,857,870 options on September 2004 exercisable at 40 cents before 12 January 2006	-	-	-	-
• Issue of 7,895,395 options on September 2004 exercisable at 40 cents before 12 January 2006 pursuant to acquisition of QRSciences Pty Ltd		104,702		104,702
• Option expiry January 2006	(104,702)		(104,702)	
Closing balance at the end of the reporting period	-	104,702	-	104,702
Movements During the Period Options to subscribe for Ordinary Shares exercisable at 60 cents on or before 12 January 2006				
Opening balance at the beginning of the reporting period 3,000,000	-	-	-	-
• Option expiry January 2006	-		-	
Closing balance at the end of the reporting period - Nil	-	-	-	-
Movements During the Period Options to subscribe for Ordinary Shares exercisable at $1.00 on or before 12 January 2006				
Opening balance at the beginning of the reporting period 3,000,000	-	-	-	-
• Option expiry January 2006	-		-	
Closing balance at the end of the reporting period - Nil	-	-	-	-

	Economic Entity		Parent Entity	
	2006 $	2005 $	2006 $	2005 $

NOTE 15 RETAINED PROFITS (LOSSES)

	Economic Entity 2006 $	Economic Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
Accumulated losses at the beginning of the financial year	(12,429,319)	(6,319,847)	(5,750,918)	(3,920,796)
Net loss attributable to the members of the parent entity	(6,789,811)	(6,109,472)	(1,505,090)	(1,830,122)
Accumulated losses at the end of the financial year	(19,219,130)	(12,429,319)	(7,256,009)	(5,750,918)

NOTE 16 OUTSIDE EQUITY INTEREST

	Economic Entity 2006 $	Economic Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
Outside equity interests comprises of:				
Share capital	-	-	-	-
Reserves/Retained losses	-	-	-	-
	-	-	-	-

NOTE 17 AUDITORS REMUNERATION

Amounts received or due and receivable by the	2006 $	2005 $
auditors of the parent entity for		
Auditing or reviewing the financial report	10,000	7,700
Other services	4,993	18,561
	14,993	26,261
Amounts received or due and receivable by the auditors of the subsidiaries for:		
Auditing or reviewing the financial report	10,000	10,000
	10,000	10,000

NOTE 18 DIRECTOR AND KEY MANAGEMENT PERSONNEL DISCLOSURES

Names and positions held of parent entity Directors and other key management personnel in office at any time during the financial year are:

Parent Entity Directors

Mr K Russeth Chairman - Executive

Mr S Bedford Director - Executive

Mr G PennefatherDirector – Executive (Resigned 14 August 2006)

Dr T Rayner Director – Executive (Resigned 14 August 2006)

Mr N Shanks Director – Non-Executive (Appointed 22 August 2005)

Mr J Paresi Director – Non-Executive (Appointed 8 September 2005)

Other Key Management Personnel

Mr D Bromley CFO / Company Secretary

Mr R Orr Company Secretary (Resigned 2 July 2005)

There are no other employees who are considered to be key management personnel as defined by AASB 124.

Key Management Personnel Compensation

This information is disclosed in the Remuneration Report contained within the Director's Report.

Shares issued on Exercise of Remuneration Options

There were no shares issued as a result of exercising Options Granted as Remuneration during the financial year

1. **Options and Rights Holdings**

2006

Parent Entity Director	Balance 1.07.05	Granted As Remuneration	Options Exercised	Net Change Other [1]	Balance 30.06.06
K Russeth	3,750,000	-	-	(3,750,000)	-
G Pennefather	-	-	-	-	-
S Bedford	-	-	-	-	-
T Rayner	-	-	-	-	-
N Shanks	200,000	-	-	(200,000)	-
J Paresi	-	-	-	-	-
Other Key Management Personnel					
WR Orr	3,750,000	-	-	(3,750,000)	-
D Bromley	-	-	-	-	-

[1] Net change other refers to options and rights purchased, sold, cancelled, or expired during the financial year.

2005

Parent Entity Director	Balance 1.07.04	Granted As Remuneration	Options Exercised	Net Change Other [1]	Balance 30.06.05
K Russeth	3,750,000	-	-	-	3,750,000
G Pennefather	18,000	-	-	(18,000)	-
S Bedford	-	-	-	-	-
Other Key Management Personnel					
WR Orr	4,350,000	-	-	(600,000)	3,750,000
D Bromley	200,000	-	-	(200,000)	-
N Shanks	-	-	-	200,000	200,000
J Hollyock	-	-	-	-	-
T Nulsen	-	-	-	-	-

[1] Net change other refers to options and rights purchased, sold, cancelled, or expired during the financial year.

2. Shareholdings

2006

Parent Entity Director	Balance 1.07.05	Granted As Remuneration	On Exercise of Options	Net Change Other [1]	Balance 30.06.06
K Russeth	11,100,000	-	-	1,862,500	12,962,500
G Pennefather	1,600,000	-	-	150,000	1,750,000
S Bedford	1,600,000	-	-	400,000	2,000,000
T Rayner	-	[3] 750,000	-	250,000	1,000,000
N Shanks	[4] 1,200,000	-	-	-	1,200,000
J Paresi	-	-	-	-	-
Other Key Management Personnel					
WR Orr	2,500,000	-	-	[2](2,500,000)	-
D Bromley	700,000	-	-	200,000	900,000

2005

Parent Entity Director	Balance 1.07.04	Granted As Remuneration	On Exercise of Options	Net Change Other [1]	Balance 30.06.05
K Russeth	2,240,465	[3] 8,000,000	-	2,859,535	11,100,000
G Pennefather	-	[3] 1,600,000	-	-	1,600,000
S Bedford	-	[3] 1,600,000	-	-	1,600,000
Other Key Management Personnel					
WR Orr	350,000	[3] 2,400,000	-	(250,000)	2,500,000
D Bromley	-	[3] 700,000	-	-	700,000
N Shanks	-	-	-	[4] 1,200,000	[4] 1,200,000
J Hollyock	-	-	-	[4] 2,250,000	[4] 2,250,000
T Nulsen	-	-	-	[4] 2,250,000	[4] 2,250,000

[1] Net change other refers to options and rights purchased, sold, cancelled, or expired during the financial year.
[2] 1,600,000 shares granted to Mr WR Orr were cancelled via share buy back in September 2005
[3] Vested over three year period as per page 20 of the Directors Report.
[4] Refers to A & B Preference Shares cumulative - 50% of each.

NOTE 19 CONTROLLED ENTITIES

The following were controlled entities at 30 June 2006 and were included in the consolidated financial statements as at that date.

Controlled entities

On 1 January 2003 the Company acquired a controlling interest in QRSciences Limited (now Pty Ltd) through a takeover. The entity was consolidated from this date onwards. On 27 April 2005, the 100% acquisition of the entity was complete.

Name of Entity	Issued Capital / Ordinary Shares	Amount of Investment $		Place of Incorporation	Parent Entity's Interest %	
		2006	2005		2006	2005
QRSciences Pty Ltd	34,458,380	21,971,781	21,971,781	Australia	100	100
QRSciences Co.	4,000,000	-	-	USA	100	100

All controlled entities were directly controlled by QRSciences Holdings Limited.

Name of Entity	Issued Capital / Ordinary Shares	Contribution to Economic Entity Operating (Loss)/Profit After Income Tax $	
		2006	2005
QRSciences Pty Ltd	34,458,380	(4,018,000)	(4,847,850)
QRSciences Co.	4,000,000	(1,266,751)	-

	Economic Entity		Parent Entity	
	2006 $	2005 $	2006 $	2005 $

NOTE 20 CHIEF ENTITY'S INTEREST IN BUSINESS UNDERTAKINGS

Non Current				
Property Development Syndicate				
Property development at WDV	110,002	110,002	110,002	110,002

The chief entity has an interest of 1.714% in a property syndicate named the Saville Suites Hotel — Joint Venture formed to develop an All Suites Hotel in East Perth. A substantial proportion of the apartments have been sold.

NOTE 21 STATEMENT OF OPERATIONS BY SEGMENT

Geological Segments

The economic entity operates as an investment development capitalist in the geographical area primarily of Perth, Australia with an office in San Diego, California, USA.

The US office employs 5 personnel and holds minimal assets.

	Segment Revenues from External Customers		Carrying Amount of Segment Assets		Acquisitions of Non-current Segment Assets	
	2006 $000	2005 $000	2006 $000	2005 $000	2006 $000	2005 $000
Geographical location:						
Australia	2,505,318	1,745,035	44,978,510	32,325,550	252,137	293,378
USA	-	-	81,445	-	49,516	-
Unallocated	161,339	512,222	-	-	-	-
	2,666,657	2,257,257	45,059,955	32,325,550	301,653	293,378

	Economic Entity		Parent Entity	
	2006 $	2005 $	2006 $	2005 $

NOTE 22 CAPITAL AND LEASING COMMITMENTS

(a) Operating Lease Commitments

Lease expenditure contracted for at balance date but not provided for in the accounts, payable:				
Not later than one year	65,000	60,000	-	-
Later than one year but not later than five years	32,447	-	-	-
Later than five years	-	-	-	-
Total	97,447	60,000	-	-

(b) Acquisition Commitments

Business acquisitions contracted for at balance date but not provided for in the accounts, payable:				
Not later than one year				
Baxall Australia Pty Ltd	2,950,000	-	2,950,000	-
Spectrum San Diego Inc.				
Cash	667,994	-	-	-
Equity to be issued at $0.97 per share	565.201	-	-	-

The 100% acquisition of Baxall Australia Pty Ltd is expected to be completed in October 2006. The Company made cash payments of $50,000 on 6 July 2006, $1,000,000 on 4 September 2006, and $500,000 on 28 September 2006. The Company will complete the acquisition upon approval and implementation of a Debtor Financing Facility in October 2006.

The Company will continue to acquire a further stake in Spectrum San Diego Inc. On 13 September 2006 the company made a $66,827 (USD 50,000) cash payment for further acquisition of Spectrum. The Company expects to make a further payment of $115,998 in October 2006.

NOTE 23 CONTINGENT LIABILITIES

There are no material contingent liabilities at balance date or at the date of completion of these financial statements.

NOTE 24 EVENTS SUBSEQUENT TO REPORTING DATE

Since the end of the financial year, the following subsequent events have occurred:

Distribution Rights to SentryScope

On 4 July 2006 the Company completed an agreement with Spectrum to sell and distribute the SentryScope™ video surveillance system. Under the agreement, QRSciences will be the exclusive distributor of SentryScope™ equipment in Australia, New Zealand, Japan, Taiwan and India. In addition, QRSciences has acquired non-exclusive rights to sell and distribute the equipment to the U.S. Federal Government, including key customers at the U.S. Department of Defence and Department of Homeland Security.

Consolidation of Share Capital

At a General Meeting of Shareholders on 4 July 2006, approval was obtained for a 10 for 1 consolidation of the Company's issued share capital.

Share Purchase Plan

On 12 July 2006, the Company invited eligible shareholders to participate in a Share Purchase Plan. The Plan offered shareholders recorded on the register of members at 5:00pm, 11 July 2006 the opportunity to acquire either 10,000, 8,000, 6,000 or 4,000 shares in the Company at a price of $0.50 per share. The issue price was at an 8.45% discount to the five day volume weighted average price in the five days of trading prior to 12 July 2006. The Company closed the Plan on 25 August 2006 raising approximately $1.5 million, and on 7 September 2006 issued 2,992,000 shares.

Capital Raising

QRSciences has placed $ 2 million to institutions and sophisticated investors. The Company has issued an additional 4 million shares at a price of 50 cents per share.

The Share Purchase Plan and Placement has raised $ 3.5 million in total after balance date.

Move to Majority Non-Executive Board

In a series of steps, QRSciences has realised previously announced plans to move to a majority Non-Executive Board. On 14 August 2006, Mr Gary Pennefather and Dr Timothy Rayner retired as Directors. Both remain full time Executives of the Company, with Dr Rayner as Chief Technology Officer and Mr Pennefather as Vice President, Commercial Systems. On 21 August 2006, the Company appointed Mr Robert Halverson and on 11 September 2006, Mr Raymond Schoer as Non-Executive Directors. Between them, Mr. Halverson and Mr Schoer bring considerable experience in the areas of government, international relations, business and corporate governance.

Alliance with Singapore Technologies Electronics

On 4 September 2006, the Company announced that after completing a successful working trial with the Singaporean Immigration and Checkpoint Authority, Singapore Technologies Electronics (ST Electronics) has commenced sales and marketing of QRSciences' explosive detection technology in several countries in the Asian region and parts of the Middle East. ST Electronics, a wholly owned subsidiary of Singapore Technologies Engineering, is currently marketing the QRSciences-developed T3-03 Explosive Detection System.

Collaboration to Develop Pharmaceutical Quality Control and Assurance Solution

On 6 September 2006, QRSciences announced that it had entered into an agreement with AstraZeneca, Merck, Sharp and Dohme and King's College London to develop a QR-based pharmaceutical analysis instrument. QR can be used in the quantification of pharmaceuticals and the identification of polymorphs, as well as detection, analysis and quality control of pharmaceuticals at all stages of the manufacturing and distribution chain. The two main objectives of the collaborative project are to develop a prototype pulsed radio frequency QR spectrometer suitable for use in pharmaceutical analysis, and to extend the range of substances that can be detected by focusing on higher frequencies.

Spectrum San Diego

On 13 September 2006 the Company made a progress payment of $66,827 (US D50,000) to Spectrum San Diego Inc. The investment has moved QRSciences holding in Spectrum to approximately 20%.

Baxall Australia Pty Ltd

The acquisition of Baxall Australia Pty Ltd is expected to be completed in October 2006. The Company made cash payments of $50,000 on 6 July 2006, $1,000,000 on 4 September 2006, and $500,000 on 28 September 2006. The Company will complete the acquisition upon approval and implementation of a Debtor Financing Facility in October 2006.

NOTE 25 RELATED PARTY DISCLOSURES

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

(i) Transactions with Director Related entities

	Economic Entity		Parent Entity	
	2006 $	2005 $	2006 $	2005 $
Payment to N Shanks related entity NSAI Aviation Security for consultancy fee	-	97,087	-	-

(ii) Other Transactions of Directors and Director Related Entities

There were no other transactions with Directors and Director Related Entities.

(iii) Controlled Entities

Details of interests in controlled entities are set out in Note 19. Loans were made to controlled entities under normal commercial terms and conditions. These loans have been eliminated for consolidation purposes.

The aggregate amounts receivable from a controlled entity, QRSciences Pty Ltd, by the Company at balance date was $19,619,425 (2005: $13,213,335).

	Economic Entity		Parent Entity	
	2006 $	2005 $	2006 $	2005 $

NOTE 26 NOTES TO THE STATEMENT OF CASHFLOWS

(i) For the purpose of the Statement of Cashflows, cash includes cash on hand and in banks, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the statement of cashflows is reconciled to the related items in the balance sheet as follows:

Cash	1,986,275	4,015,783	1,542,366	2,526,752
	1,986,275	4,015,783	1,542,366	2,526,752

(ii) Reconciliation of Net Cash Provided by Operating

Activities to Operating Profit after Income Tax:

Operating Profit/(loss) after income tax	(6,789,811)	(7,590,258)	(1,505,090)	(1,830,122)
Depreciation & Amortisation	443,932	123,115	11,640	7,570
Non-cash expenses	81,349	-	81,349	-
Interest income capitalised	-	-	(1,247,515)	(753,307)
Increase (Decrease) in creditors	235,710	(518,010)	50,602	47,664
(Increase)/Decrease in trade debtors	(251,339)	230,846	-	-
(Increase)/Decrease in provisions	(3,575)	36,101	24,948	8,039
Legal settlement paid in equity	-	112,000	-	-
Share based payments to employees	1,090,274	1,143,999	1,090,274	1,143,999
Net Cash Provided by (Used in) Operating Activities	(5,186,310)	(6,462,207)	(1,493,792)	(1,376,157)

	Economic Entity		Parent Entity	
	2006 $	2005 $	2006 $	2005 $

(iii) Acquisition of Controlled Entities:

During the year ended 30 June 2006, there has not been any further acquisition of controlled entities.

	Economic Entity 2006 $	Economic Entity 2005 $	Parent Entity 2006 $	Parent Entity 2005 $
Purchase consideration				
Issue of Preference A & B shares and options	-	4,712,659	-	-
Cash consideration	-	-	-	-
Total consideration	-	4,712,659	-	-
Fair value of the remaining 39%				
Interests in the net assets acquired	-	7,066,499	-	-
Discount on acquisition adjusted against value of Intellectual Property – Note 8	-	(2,353,840)	-	-

NOTE 27 ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

There are a number of different financial risks to which the economic entity is exposed. The economic entity uses several techniques to reduce the exposure to loss from these financial risks. The major types of risks are interest rate risk and credit risk.

(a) Interest Rate Risk

The economic entity's exposure to interest rate risk and the effective interest rates on material financial assets and liabilities at balance date are:

30 June 2006	Floating Interest rate $'000	Fixed rate 1 year or less $'000	Non Interest Bearing $'000	Total - $'000	Weighted Average Effective Interest Rate P.A. %
Assets					
Cash at bank	1,986	-	-	1,986	5
Receivables	-	-	318	318	-
Financial Assets	1,986		318	2,304	
Liabilities					
Trade creditors	-	-	872	872	-
Loans – secured	-	-	-	-	-
Financial Liabilities	-	-	872	872	

30 June 2005	Floating Interest Rate $'000	Fixed rate 1 year or less $'000	Non Interest Bearing $'000	Total - $'000	Weighted Average Effective Interest Rate P.A. %
Assets				-	
Cash at bank	4,016	-	-	4,016	5
Receivables	-	-	285	285	-
Financial Assets	4,016	-	285	4,301	
Liabilities					
Trade creditors	-	-	618	618	-
Loans – secured	-	-	-	-	-
Financial Liabilities	-	-	618	618	

(b) Credit Risk

The maximum exposure to credit risk of recognised financial assets is the carrying amount, net of any provisions for doubtful debts, as disclosed in the notes to the financial statements. The major exposure to credit risk arises from trade and other debtors.

(c) Net Fair Values

The Directors consider that the carrying amount of financial assets and liabilities, which are summarised above, approximate their net fair values

NOTE 28 EMPLOYEE BENEFITS

The Company has established the QRSciences Holdings Limited Employee Share Plan. All employees are entitled to participate in the scheme Under the Plan, Company Shares were offered to Company Directors and staff members as a reward for ongoing service and as an incentive to continue their high level of service to date.

The Plan is intended to provide Directors and employees of the Company with an opportunity to participate in the Company's future growth and gives them an incentive to contribute to that growth. The Company Shares were issued to eligible employees for no consideration but are subject to restriction periods specified in the Plan. If a Participant leaves the employment of the Company during any period of restriction then under certain circumstances the Company may require the Participant to have a proportion of any remaining Shares the subject of restriction bought back for a nominal amount.

All full time staff and Director's are eligible to participate in the plan.

Date shares Granted	Number of shares Granted	Fair Value at Grant Date	Aggregate Proceeds Received	Fair Value at Issue Date: Aggregate
		$	$	$
26 November 2004	3,733,332	0.24	-	896,000
21 January 2004	233,333	0.20	-	46,667
1 July 2005	3,300,000	0.091	-	300,300
22 November 2005	250,000	0.096	-	24,000
1 January 2006	258,333	0.091	-	23,508
	7,774,998		-	1,290,475

NOTE 29 AIFRS FIRST-TIME ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (AIFRS)

As this is the first full year financial report prepared based on AIFRS, reconciliations of equity (equivalent to net assets), as at 30 June 2006 and 30 June 2005, and profits, for the years 30 June 2006 and 30 June 2005, under AIFRS are reconciled to the balances reported under the old accounting standards in the tables below:

Reconciliation of Equity at 30 June 2005 **ECONOMIC ENTITY**	**Note**	**Previous GAAP at 30 June 2005** **$**	**Adjustments on introduction of Australian equivalents to IFRS** **$**	**Australian equivalents to IFRS at 30 June 2005** **$**
CURRENT ASSETS				
Cash assets		4,015,783	-	4,015,783
Prepayments		19,112	-	19,112
Receivables		285,437	-	285,437
TOTAL CURRENT ASSETS		4,320,332	-	4,320,332
NON-CURRENT ASSETS				
Intellectual Property		27,184,330	-	27,184,330
Other financial assets		527,506	-	527,506
Property, plant and equipment		293,378	-	293,378
Other		4	-	4
TOTAL NON-CURRENT ASSETS		28,005,218	-	28,005,218
TOTAL ASSETS		32,325,550	-	32,325,550
CURRENT LIABILITIES				
Payables		618,176	-	618,176
Provisions		262,608	-	262,608
TOTAL CURRENT LIABILITIES		880,784	-	880,784
TOTAL NON-CURRENT LIABILITIES		-	-	-
TOTAL LIABILITIES		880,784	-	880,784
NET ASSETS		31,444,766	-	31,444,766
EQUITY				
Contributed equity	(a)	42,730,086	1,143,999	43,874,085
Reserves		-	-	-
Retained Profit / (losses)	(a)	(11,285,320)	(1,143,999)	(12,429,319)
Parent entity interest		31,444,766	-	31,444,766
Outside equity interest			-	
TOTAL EQUITY		31,444,766	-	31,444,766

Reconciliation of Equity at 30 June 2005 ECONOMIC ENTITY	Note	Previous GAAP $	Effect of *transition to* Australian equivalents to IFRS $	Australian equivalents to IFRS $
Revenues from ordinary activities		2,257,257	-	2,257,257
Raw materials and consumables used		(830,082)	-	(830,082)
Employee benefits expense	(a)	(3,127,583)	(1,143,999)	(4,271,582)
Depreciation and amortisation expense		(123,115)	-	(123,115)
Rental Expense		(107,182)	-	(107,182)
Consulting Expense		(1,180,633)	-	(1,180,633)
Travel Expense		(348,677)	-	(348,677)
License Fees		(272,410)	-	(272,410)
Legal Expense		(1,264,575)	-	(1,264,575)
Patent Costs		(335,465)	-	(335,465)
Insurance Expense		(86,036)	-	(86,036)
Directors Fees		(432,712)	-	(432,712)
ASX / ASIC & Share Register Fees		(70,887)	-	(70,887)
Other expenses from ordinary *activities*		(524,159)	-	(524,159)
Loss from ordinary activities before income tax expense		(6,446,259)	(1,143,999)	(7,590,258)
Income tax expense relating to ordinary activities		-	-	-
Profit (loss) from ordinary activities after related income tax expense		(6,446,259)	(1,143,999)	(7,590,258)
Profit (loss) from extraordinary item after related income tax expense/(revenue)		-	-	-
Net profit (loss)		(6,446,259)	(1,143,999)	(7,590,258)
Net profit (loss) attributable to outside equity interests		1,480,786	-	1,480,786
Net Loss attributable to members of the parent entity		(4,965,473)	(1,143,999)	(6,109,472)
Total changes in equity other than those resulting from transactions *with owners as owners*		(4,965,473)	(1,143,999)	(6,109,472)

(a) For the financial year ended 30 June 2005, employee benefits expenses increased by $1,143,999 in both the consolidated entity and the company representing the share-based remuneration expense for the period. Similarly, Share Capital has also increased in both the consolidated entity and the company by $1,143,999.

Parent Entity

Reconciliation of Equity at 30 June 2005	Note	Previous GAAP at 30 June 2005 $	Adjustments on introduction of Australian equivalents to IFRS $	Australian equivalents to IFRS at 30 June 2005 $
CURRENT ASSETS				
Cash assets		2,526,752	-	2,526,752
Prepayments		-	-	-
Receivables		-	-	-
TOTAL CURRENT ASSETS		2,526,752	-	2,526,752
NON-CURRENT ASSETS				
Receivables		13,213,335		13,213,335
Intellectual Property		-	-	-
Other financial assets		22,499,287	-	22,499,287
Property, plant and equipment		27,211	-	27,211
Other		4	-	4
TOTAL NON-CURRENT ASSETS		35,739,837	-	35,739,837
TOTAL ASSETS		38,266,589	-	38,266,589
CURRENT LIABILITIES				
Payables		71,297	-	71,297
Provisions		72,125	-	72,125
TOTAL CURRENT LIABILITIES		143,422	-	143,422
TOTAL NON-CURRENT LIABILITIES		-	-	-
TOTAL LIABILITIES		143,422	-	143,422
NET ASSETS		38,123,167	-	38,123,167
EQUITY				
Contributed equity	(a)	43,874,085	1,143,999	43,874,085
Reserves		-	-	-
Retained Profit / (losses)	(a)	(5,750,918)	(1,143,999)	(5,750,918)
Parent entity interest		38,123,167	-	38,123,167
Outside equity interest		-	-	-
TOTAL EQUITY		38,123,167	-	38,123,167

Reconciliation of Income Statement for the year ended 30 June 2005	**Note**	**Previous GAAP $**	**Effect of transition to Australian equivalents to IFRS $**	**Australian equivalents to IFRS $**
Revenues from ordinary activities		945,555	-	945,555
Raw materials and consumables used		-	-	-
Employee benefits expense	(a)	(809,506)	(1,143,999)	(1,953,505)
Depreciation and amortisation expense		(7,570)	-	(7,570)
Rental Expense		-	-	-
Consulting Expense		(81,620)	-	(81,620)
Travel Expense		(17,161)	-	(17,161)
License Fees		-	-	-
Legal Expense		(214,143)	-	(214,143)
Patent Costs		-	-	-
Insurance Expense		(16,345)	-	(16,345)
Directors Fees		(277,912)	-	(277,912)
ASX / ASIC & Share Register Fees		(70,887)	-	(70,887)
Other expenses from ordinary activities		(136,534)	-	(136,534)
Profit from ordinary activities before income tax expense		(686,123)	(1,143,999)	(1,830,122)
Income tax expense relating to ordinary activities		-	-	-
Profit (loss) from ordinary activities after related income tax expense		(686,123)	(1,143,999)	(1,830,122)
Profit (loss) from extraordinary item after related income tax expense/(revenue)		-	-	-
Net profit (loss)		(686,123)	(1,143,999)	(1,830,122)
Net profit (loss) attributable to outside equity interests		-	-	-
Net profit attributable to members of the parent entity		(686,123)	(1,143,999)	(1,830,122)
Total changes in equity other than those resulting from transactions with owners as owners		(686,123)	(1,143,999)	(1,830,122)

(a) For the financial year ended 30 June 2005, employee benefits expenses increased by $1,143,999 in both the consolidated entity and the company representing the share-based remuneration expense for the period. Similarly, Share Capital has also increased in both the consolidated entity and the company by $1,143,999.

DIRECTORS' DECLARATION

The Directors of the Company declare that:

1. the financial statements and notes, as set out on pages 24 to 64, are in accordance with the Corporations Act 2001 and:

    (a) comply with the Accounting Standards and the Corporations Regulations 2001; and

    (b) give a true and fair view of the financial position as at 30 June 2006 and performance for the year ended on that date, of the Company and the economic entity.

2. the Chief Executive Officer and Chief Financial Officer have each declared that:

    (a) the financial records for the Company for the financial year have been properly maintained in accordance with section 286 of the Corporations Act 2001;

    (b) the financial statements and notes for the financial year comply with the accounting standards; and

    (c) the financial statements and notes for the financial year give a true and fair view.

3. in the Directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Kevin L Russeth
DIRECTOR

Dated this 29th day of September 2006

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF QRSCIENCES HOLDINGS LIMITED

SCOPE

The Financial Report, Remuneration Disclosures & Directors' Responsibility

The financial report comprises the balance sheet, income statement, cash flow statements, statement of changes in equity, accompanying notes to the financial statements, and the Directors' declaration for both QRSciences Holdings Limited (the "Company") and QRSciences Holdings Limited Group ("the Consolidated Entity") for the year ended 30 June 2006. The Consolidated Entity comprises both the Company and the entities it controlled during that year.

The Company has disclosed information about the remuneration of Directors and Executives ("remuneration disclosures"), as required by Accounting Standard AASB 124: *Related Party Disclosures*, under the heading "Remuneration Report" in pages17 to 20 of the Directors' report, as permitted by the *Corporations Regulations 2001*.

The Directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The Directors are also responsible for the remuneration disclosures contained in the Directors' report.

Audit Approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 124 and the *Corporations Regulations 2001*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations, changes in equity and cash flows. We also performed procedures to assess whether the remuneration disclosures comply with Accounting Standard AASB 124 and the *Corporations Regulations 2001*.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the Directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

INDEPENDENCE

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Partners
Paul Rengel
Syd Jenkins
Neil Pace

Moore Stephens ABN 75 368 525 284
Level 3, 12 St Georges Terrace, Perth, Western Australia, 6000
Telephone: +61 8 9225 5355 Facsimile: +61 8 9225 6181
Email: perth@moorestephens.com.au Web: www.moorestephens.com.au

Ray Simpson
Ennio Tavani
Dino Travaglini

AUDIT OPINION

In our opinion:

(1) the financial report of QRSciences Holdings Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the Company's and Consolidated Entity's financial position as at 30 June 2006 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia; and

(2) the remuneration disclosures that are contained in pages 17 to 20 of the Directors' report comply with Accounting Standard AASB 124 and the *Corporations Regulations 2001.*

Neil Pace

NEIL PACE
PARTNER

Moore Stephens

MOORE STEPHENS
CHARTERED ACCOUNTANTS

Signed at Perth this 29th day of September 2006.

QRSCIENCES HOLDINGS LIMITED
ABN 27 009 259 876

AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001 TO THE DIRECTORS OF QRSCIENCES HOLDINGS LIMITED

As lead auditor for the audit of QRSciences Holdings Ltd for the year ended 30 June 2006, I declare that to the best of my knowledge and belief, there have been:

(i) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of QRSciences Holdings Ltd and the entities it controlled during the period.

Neil Pace

NEIL PACE
PARTNER

Moore Stephens

MOORE STEPHENS
CHARTERED ACCOUNTANTS

Signed at Perth this 29th day of September 2006.

Partners
Paul Rengel
Syd Jenkins
Neil Pace

Moore Stephens ABN 75 368 525 284
Level 3, 12 St Georges Terrace, Perth, Western Australia, 6000
Telephone: +61 8 9225 5355 Facsimile: +61 8 9225 6181
Email: perth@moorestephens.com.au Web: www.moorestephens.com.au

Ray Simpson
Ennio Tavani
Dino Travaglini

SHAREHOLDER DETAILS AS AT 28 SEPTEMBER 2006

The following additional information is required by the Australian Stock Exchange Ltd in respect of listed public companies only:

1. Shareholding

Distribution of Shareholders in Each Class of Equity Securities

As at 31 August 2006

Number of Shares	Number of Shareholders Ordinary
1—1,000	1,138
1,001—5,000	1,445
5,001—10,000	426
10,001—100,000	472
100,001and over	43

Unmarketable Parcels

There are 865 holders of unmarketable parcels comprising a total of 377,283 ordinary shares.

Substantial Shareholders

There are nil substantial shareholders listed on the holding companies register as 28 September 2006.

Voting rights:

Ordinary shares - each ordinary share is entitled to one vote when a poll is called, otherwise each member present at a meeting or by proxy has one vote on a show of hands.

20 Largest Shareholders – Ordinary shares

The 20 largest holders of the Company's ordinary shares hold 24.01% of the Company's ordinary shares.

As at 28 September 2005, the 20 largest holders of the Company's ordinary shares are:

	Shareholder	Number or Ordinary Fully Paid Shares Held	Percentage Held in Issued Ordinary Capital
1	Corsair Capital Management LLC	1,670,044	4.21%
2	Mr Kevin Lee Russeth	895,001	2.26%
3	Mr Christopher Colin Fryar + Mr Adon John Nardelli <C Fryar & A Nardelli SF Ac>	800,000	2.02%
4	Australian Gypsum Industries Pty Ltd	710,000	1.79%
5	BTG International Ltd	680,000	1.71%
6	ROI Master Fund Ltd	664,628	1.68%
7	Cambooya Pty Limited	400,000	1.01%
8	RDML Holdings Pty Ltd	399,491	1.01%
9	Century West Holdings Pty Ltd	388,904	0.98%
10	Spectrum San Diego Inc	383,096	0.97%
11	Mr Christopher Cuffe	350,000	0.88%
12	Titanium Equities Pty Ltd <The At Call Equity Fund A/C>	336,976	0.85%
13	Warrimo Holdings Pty Ltd	253,152	0.64%
14	WRG Investments Pty Ltd	250,000	0.63%
15	Baxall Australia Pty Ltd	241,936	0.61%
16	Burlington Enterprises Pty Ltd	238,524	0.60%
17	Charter Pacific Corporation Ltd	230,000	0.58%
18	Pembury Nominees Pty Ltd	211,757	0.53%
19	Mrs Laura Vera De Tunjano	210,000	0.53%
20	Mr George Andrew Duff Wilson	210,000	0.53%
	Total	9,523,509	24.01%

2. The name of the Company Secretary is:

Darren Michael Bromley

3. The address of the principal registered office in Australia is:

8-10 Hamilton Street
Cannington WA 6000.
Telephone (08) 9358 5011

4. Registers of securities are held at the following address:

ComputerShare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth WA 6000

5. Stock Exchange Listing

Quotation has been granted for all fully paid ordinary shares and 40 cent options of the Company on all Member Exchanges of the Australian Stock Exchange.

6. Restricted Securities

Restricted securities subject to escrow are as follows:

		Release Date
23,686,248	Preference B Class	31 December 2006

7. Unquoted Securities

The following are unquoted securities in the Company.

		No. Holders
23,686,248	Preference B Class	123

8. Admission Statement

The Company has used the cash and assets in a form readily convertible to cash, that it had available at the time of admission, in a way that is consistent with its business objectives.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/09/2006

TIME: 17:17:24

TO: QRSCIENCES HOLDINGS LIMITED

FAX NO: 08-9358-5022

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Annual Report

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